ASANKO GOLD INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2013

DATED AS OF MARCH 28, 2014

700 – 1199 WEST HASTINGS STREET

VANCOUVER, BRITISH COLUMBIA
V6E 3T5

TABLE OF CONTENTS

PRELIMINARY NOTES

2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

2

DOCUMENTS INCORPORATED BY REFERENCE

4

CORPORATE STRUCTURE

5

GENERAL DEVELOPMENT OF THE BUSINESS

7

BUSINESS DESCRIPTION

11

MINERAL PROJECTS

25

DIVIDENDS

78

DESCRIPTION OF CAPITAL STRUCTURE

78

MARKET FOR SECURITIES

79

ESCROWED SECURITIES

81

DIRECTORS AND EXECUTIVE OFFICERS

81

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

84

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

84

TRANSFER AGENT AND REGISTRAR

85

MATERIAL CONTRACTS

85

INTERESTS OF EXPERTS

85

CONTROLS AND PROCEDURES

86

AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

87

ADDITIONAL INFORMATION

89

PRELIMINARY NOTES

In this Annual Information Form (the “AIF”), (i) references to “we”, “us”, “our”, the “Company” or “Asanko” mean Asanko Gold Inc. and its subsidiaries, unless the context requires otherwise; (ii) we use the United States dollar as our reporting currency and, unless otherwise specified, all dollar amounts are expressed in United States dollars and references to “$” mean United States dollar and references to “C$” mean Canadian dollar; and (iii) our financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

All information in this AIF is at December 31, 2013, unless otherwise indicated. As is later indicated, technical information has been updated to February 6, 2014 in order to reflect the completion of our acquisition of 100% of PMI Gold Inc. (“PMI”) and its subsidiaries on that date. Financial, management biographical information and share information has not been updated to reflect the acquisition of PMI.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Asanko cautions readers regarding forward looking statements found in this document and in any other statement made by, or on the behalf of the Company.  Such statements may constitute “forward looking information” within the meaning of United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Asanko’s control and many of which, regarding future business decisions, are subject to change.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on the Company’s behalf.  Although Asanko has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  All factors should be considered carefully and readers should not place undue reliance on Asanko’s forward-looking statements. Examples of such forward-looking statements within this AIF include statements relating to: the future price of minerals, future capital expenditures, success of exploration activities, mining or processing issues, government regulation of mining operations and environmental risks.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “estimates”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “might” or “occur”.  Forward-looking statements are made based on management’s beliefs, estimates and opinions and are given only as of the date of this AIF. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Forward-looking statements reflect Asanko’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Company’s business and the industry and markets in which the Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this AIF include, among others, the Company’s ability to comply with applicable governmental regulations and standards, the Company’s success in implementing its strategies and achieving its business objectives, the Company’s ability to raise sufficient funds from equity financings in future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Persons reading this AIF are cautioned that forward-looking statements are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties including:

•

risks associated with project development especially in a developing country like Ghana;

•

risks related to the reliance on pre-feasibility and feasibility studies despite the inherent uncertainties contained in them

•

risks related to the potential need for additional financing;

•

operational risks associated with mining and mineral processing;

•

risks associated with fluctuations in metal prices;

•

risks associated with property title matters;

•

uncertainties and risks related to carrying on business in foreign countries such as unexpected changes to taxation or royalty rates, foreign ownership restrictions and the like;;

•

risks associated with environmental liability claims and insurance inability to insure for such risks;

•

risks associated with great reliance on certain key personnel;

•

the potential for conflicts of interest among certain officers, directors or promoters of the registrant with certain other projects;

•

risks associated with the absence of dividends;

•

risks associated with domestic versus foreign currency fluctuations;

•

risks associated with competition for new mineral projects, financing, equipment, employees;

•

risks associated with potential equity dilution;

•

risks associated with the volatility of the Company’s common share price and volume;

•

risks associated with tax consequences to U.S. Shareholders; and

•

other risk factors described under the heading “Risk Factors” in this AIF.

NOTE TO US READERS - DIFFERENCES REGARDING THE DEFINITIONS OF RESOURCE AND RESERVE ESTIMATES IN THE U.S. AND CANADA

Mineral Reserve

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” used in Asanko Gold Inc.’s (“Asanko” or the “Company”) disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (the “CIM Standards”), adopted by the CIM Council on November 23, 2003. For United States reporting purposes, Industry Guide 7 (under the United States Securities Exchange Act of 1934, as amended), as interpreted by Staff of the United States Securities and Exchange Commission (the “SEC”), applies different standards in order to classify mineralization as a reserve.  As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, certain mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards.

Mineral Resource

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used in the Company’s disclosure are Canadian mining terms that are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  Further, ”inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.

Accordingly, information contained in this report containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

This AIF should be read in conjunction with the following documents, which are incorporated by reference and form part of this AIF, which is prepared in accordance with Form 51-102F2 Annual Information Form. These documents may be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) on the Internet at www.sedar.com.

•

Annual consolidated financial statements and notes to them for the year ended December 31, 2013.

•

Management’s discussion and analysis of the Company’s consolidated financial results for the year ended December 31, 2013.

•

Joint Management Information Circular dated as of December 20, 2013 (the “Information Circular”) regarding the special meetings of PMI Gold Corporation (“PMI”) and the Company held on January 31, 2014 and January 30, 2014 respectively and filed on SEDAR on December 31, 2013.

•

Arrangement Agreement between the Company and PMI dated December 17, 2013 and filed on SEDAR on December 19, 2013.

•

Technical Report dated May 14, 2013, titled “National Instrument 43-101 Independent Technical Report for Asanko Gold Inc.’s Pre-Feasibility Study on the Esaase Gold Project in Ghana” prepared by qualified persons CJ Muller B.Sc. (Hons) (Geol.), Pr. Sci. Nat; AN Clay M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M., Pr. Sci. Nat., MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D, AAPG; G. Bezuidenhout NDT Ex. Met, FSIAMM; T.Obriri-Yeboah B.Sc./Post Graduate Diploma Mining Engineering, Pr Sci Nat; F. Coetzee B.Sc.Hons (Environmental Management), Pr Sci Nat (400440/04); G.Wiid M.Sc Eng. (Civil), Pr Eng, MSAIMM; and D. Heher B.Sc. (Mechanical Engineering), PR.Eng. as required under National Instrument 43-101, Standards of Disclsoure for Mineral Projects (“NI 43-101”), filed on SEDAR on June 27, 2013 (the “2013 PFS”) (ie. 2013 Esaase Pre-feasibility Study).

•

PMI Gold Corporation’s Technical Report dated September 17, 2012, titled “Obotan Gold Project, Amansie District, Ghana – National Instrument 43-101 Technical Report”, prepared by GR Engineering Services Limited, and co-authored by P. Gleeson, B.Sc. (Hons), M.Sc, MAIGS, MGSA, J. Price, FAusIMM(CP), FGS, MIE(Aust.), R Cheyne, BEng. (Mining), FAusIMM, CEng (IEI), and G. Neeling, BAppSc. (Multidisciplinary) FAusIMM. (“2012 OFS”)

CAUTIONARY NOTE ABOUT THE 2013 PFS AND 2012 OFS

The 2013 PFS and 2012 OFS are the two NI 43-101 technical reports described immediately above which analyse the technical and economic feasibility of the Company’s two principal mineral projects (Obotan and Esaase) which together make up the planned two phased Asanko Gold Mine (“AGM”). For the sake of comprehensiveness of disclosure, both the 2013 PFS and the 2012 OFS have been summarized in this AIF but readers must appreciate that both documents were prepared prior to Asanko’s acquisition of PMI in 2014 whereby the Obotan project was acquired. Hence both technical reports were written without examining the possibility that the two projects would eventually be integrated into one larger scale project which is the Company’s current plan. Engineering and other technical and financial work in connection with this integration process is ongoing as of the date of filing of this AIF. Because the Company has not completed a comprehensive study about how the two projects will be integrated, the technical and economic consequences are not yet ascertained and readers should not assume that any economies of scale or other synergies will be realized as a result of such integration. The Company contemplates that a further 43-101 technical report examining the integration issues and likely consequences will be prepared and disclosed during fiscal 2014.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated as “Quicksilver Ventures Inc.” on September 23, 1999 under the Company Act (British Columbia) (now the British Columbia Business Corporations Act). Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on August 13, 2004, the Company changed its name from Quicksilver Ventures Inc. to Keegan Resources Inc.

On January 2, 2008, the Company’s common shares began trading on the American Stock Exchange (now the NYSE MKT Equities Exchange). On December 22, 2008, the Company graduated from the TSX Venture

Exchange (the “TSX-V”) to the Toronto Stock Exchange (the “TSX”) and commenced trading under the trading symbol “KGN”.

On February 20, 2013, pursuant to a shareholders meeting, a resolution was passed to change the Company’s name from Keegan Resources Inc. to Asanko Gold Inc. The Company commenced trading under the name Asanko Gold Inc., stock symbol “AKG”, on the TSX and NYSE MKT on March 1, 2013.

On February 6, 2014 we completed the acquisition of publicly traded PMI Gold Inc. further described herein.

The Company’s registered and records office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.  The Company’s head office is located at Suite 700-1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.  Asanko is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

Inter-corporate Relationships

The Company has the following Inter-corporate Relationships:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources Ghana Limited	Ghana	90%
Asanko Resources South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%
Adansi Gold Company (GH) Limited	Ghana	100%
PMI Gold Kubi (Barbados) Inc.	Barbados	100%
Kubi Gold Company Limited	Ghana	100%

The foregoing table reflects the acquisiton of PMI Gold Inc. which occurred on February 6, 2014 and is further discussed below (see Figure 1).

Figure 1: Asanko intercompany relationships

Asanko Gold Inc. ("AGI") (100%)
PMI Gold Corporation ("PMI") (100%)
Canada
Asanko Gold South Africa (PTY) Ltd. ("AGSA") (100%)
South Africa
PMI Gold Kubi (Barbados) Inc. ("PGK") (100%)
Asanko International (Barbados) Inc. ("AIB") (100%)
Asanko Gold (Barbados) Inc. (100%) ("AGB")
Barbados
Kubi Gold Company Limited ("KGC") (100%)
Adansi Gold Company (GH) Limited ("AGCL") (100%)
Keegan Resources (Ghana) Ltd. ("KRGL") (90%)
Ghana

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2012 (12 months ending March 31, 2012)

The Company’s primary focus during fiscal 2012 was advancing its Esaase Gold Project in Ghana through exploration, engineering and financing. For financing, in February 2011, the Company closed a bought deal share offering of 28,405,000 common shares at an issue price of C$7.50 per share for gross proceeds of $213,037,500.

Exploration activity and engineering studies were advanced during the year.

During this period the Company also continued to acquire strategic ground in and around its Esaase Project, entering into an option agreement with Sky Gold Mines Ltd.  Under that agreement, the Company paid $110,000 to Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire 100% interest in a four-part concession adjacent to the Esaase Gold Project. The concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM. Pursuant to the agreement the Company made staged payments totaling $150,000 in addition to an upfront payment of $250,000, and issue in stages a total of 50,000 shares of the Company. In July 2011, the Company received Ministerial approval of the option agreement and in January 2012 issued 20,000 shares of the Company at a cost of $156,009. On July 31, 2012, the Company issued 10,000 shares at a cost of $29,016 and the remaining 20,000 shares were issued on July 15, 2013 at a cost of $47,052.

9 Month Transition Year (April 1, 2012 to December 31, 2012)

In 2012, the Company re-focused its development plan for Esaase looking at a staged development concept for the project, which could include:

-

an improved mine plan featuring higher grade feed to the processing plant and a lower strip ratio in the early years of the mine life, and

-

an initial processing plant with a reduced capacity and improved process design to substantially reduce the upfront capital requirements for the project.

The Company engaged Minxcon and DRA, both South African based consultancy firms, to review the mine plan and processing plant design, respectively.

At the start of the Transition Year, the Company put all exploration activity on-hold while it evaluated options for development at Esaase.

In October 2012 the Company announced the results of a revised mineral resource estimate for its Esaase Project (“2012 Resource Update”). The 2012 Resource Update is not incorporated by reference into this AIF as its conclusions are fully incorporated into the 2013 PFS which itself is incorporated herein.  The 2012 Resource Update was based upon all exploration drilling results carried out at Esaase (approximately 200,000 metres of RC drilling and 78,000 meters of diamond drilling over a five year period).  The revised mineral resource estimate consists of:

•

Measured and Indicated Resources of 94.63 Mt at 1.45 g/t gold for 4.41 million ounces of gold contained; and

•

Inferred Mineral Resources of 33.59 Mt at 1.40 g/t gold for 1.51 million ounces of gold contained.

The 2012 Resource Update was based on a cut-off grade of 0.6 g/t gold and was prepared using the same information used to compile the previous resource estimate for Esaase.  The purpose of revising the resource was to serve as a basis for a preliminary feasibility study which would incorporate a more selective open-pit mining method.

Following the completion of the 2012 Resource Update, the Company made a number of changes to its management team, including forming a strategic relationship and a financing with Highland Park.  In October 2012, Mr. Peter Breese was appointed Chief Executive Officer of the Company, bringing with him a number of experienced mine building professionals.  The Company established a project office in Johannesburg to oversee engineering and development of the Esaase Project and reduced its Vancouver office presence to only a few key staff members.

As part of the strategic relationship, the Company completed a private placement equity financing of 9,443,500 equity units at C$3.44 per unit, resulting in a total of C$32.5 million being raised.  Each unit consisted of a common share plus a warrant to purchase a common share in the Company at C$4.00 per share, expiring in October 2014.

Following the changes in management, a new engineering program was initiated in October 2012 including metallurgical testwork and selective mining and inserting a flotation unit operation in the process flowsheet to reduce operating and capital costs.

The company continued to acquire strategic land positions near its Esaase Project during the year and in November 2012 completed a land swap transaction for Small Scale Mining Reserve land located immediately on strike of the southwest of the Esaase main zone.  The area was previously reserved by the Government of Ghana exclusively for small scale mining activity.  The Company reached an Agreement (the “Land Swap Transaction”) in April 2012 with the Mpatoam Small Scale Mining Company under which it has exchanged a portion of its Jeni River Mining Lease (12.5 square kilometres) for the Small Scale Mining Reserve (10.3 square kilometres).  On October 30, 2012 the Minister of Lands and Natural Resources approved the certificate of surrender of the Small Miners concessions and on November 20, 2012 the Minerals Commission updated the official Mineral Cadastral Map to reflect the relinquished Jeni River concession area and Keegan’s addition of the Small Scale Mining Reserve to the Jeni River Mining Lease.

The Company also settled an ongoing lawsuit over the mineral title to the Esaase Gold Project in November 2012 when we completed a final out-of-court settlement of the litigation in which the Company was named jointly with the Ghana Minerals Commission as a co-defendant in a lawsuit initiated by Sametro Co Ltd. (“Sametro”), a predecessor in title to the Esaase gold property. Sametro had alleged irregularities in the execution of a 2007 agreement by which the Company obtained title to the Esaase concessions.

All litigants executed a definitive Deed of Settlement which includes a consent case dismissal, mutual releases, an indemnity for the Company as well as a retraction by Sametro of certain allegations of wrongdoing that it had made in connection with the dispute.

2012-2013 Attempted Merger with PMI Gold Inc.

On December 5, 2012, Asanko entered into an arrangement agreement with PMI Gold Corporation (“PMI”) (the “2012 Arrangement Agreement”).  Pursuant to the 2012 Arrangement Agreement, Asanko and PMI proposed to complete an all-share merger of equals by way of a plan of arrangement (the “2012 Arrangement”) under the Business Corporations Act (British Columbia). Asanko was to acquire all of the issued and outstanding PMI shares such that, in accordance with the arrangement, each PMI shareholder would receive 0.21 common shares of Asanko for each PMI share held.

The completion of the 2012 Arrangement was subject to customary merger conditions including shareholders approvals for both companies, stock exchange and judicial approvals. In the case of PMI, the 2012 Arrangement required a special majority of 2/3 which the resolution failed to achieve (although a simple majority of PMI shareholders voted in favour) and so the 2012 Arrangement process was terminated in early 2013 without any termination fees and the parties released each other.

In December 2012 the Company changed its year end from March 31 to December 31.

Fiscal 2013 (12 months ending December 31, 2013)

During and after the 2012-2013 Arrangement described above, the Company continued working in parallel on completion of its PFS for Esaase. In May 2013, the Company released a revised pre-feasibility study (the “2013 PFS”) which confirmed the technical and economic viability of the Project.

Highlights of the 2013 PFS (based on $1,400 per ounce gold price) are, as follows:

➢

Proven & Probable Mineral Reserves of 2.37 million ounces of gold at 1.41 g/t.

➢

Robust project economics with an after-tax IRR of 23.2% and an NPV (5%) of $354.7 million.

➢

Strong cash flow generation with average annual free cash flow of $87 million.

➢

Mine life (‘LOM’) in excess of 10 years with strong potential to increase.

➢

Average annual gold production of 200,000 ounces from a 5 million tonne per annum (‘Mtpa’) operation at a fully diluted LOM average plant feed grade of 1.41g/t and a LOM strip ratio (waste:ore) of 4.28:1.

➢

Installation capital of $286.4 million, including all associated infrastructure and a 10% contingency.

➢

LOM cash operating costs1 of $736/oz with steady state cash operating costs of $724/oz.

➢

LOM total cash costs2 of $813/oz with steady state total cash costs of $801/oz

➢

LOM all-in sustaining cash costs3 of $843/oz (pre-tax). ($990 after tax).

➢

Highly competitive all-in sustaining cash costs equate to an ability to generate positive returns and free cash flow in a lower gold price environment (e.g. average annual free cash flow is $65 million at $1,200/oz gold price).

A definitive feasibility study was commenced immediately upon completion of the 2013 PFS however as a result of the acquisition of PMI described herein, the focus of that new report has changed from the Esaase project only to integrating PMI’s Obotan project into a coordinated operation. This integration work is further described below.

The Company also sought additional financing for the Esaase Project and in October 2013 entered into a Definitive Senior Facilities Agreement (the “Agreement or DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) to provide a secured project debt facility for a total of $150 million. With its then cash on-hand of $185 million combined with the project debt facility, the Esaase Project would thus be fully financed to production.  An initial facility fee having been paid to Red Kite, the facility is not otherwise binding on the Company unless and until it is drawn upon.

1

Cash operating costs per the calculation in footnote 2 below excluding royalties of 5.5%

2

Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production and ore inventories, and royalties.

3

All-in sustaining cash costs are total cash costs as defined in footnote 2, including sustaining and deferred capital expenditure.

The project debt facility was agreed to be used for the development, construction and working capital requirements of the Esaase Gold Project as the PMI acquisition was not then on the horizon.  There are no gold hedging provisions, cash sweep requirements or restrictions usually associated with traditional project finance facilities of this nature that prevent the Company from pursuing its growth strategy. Prior to the execution of the Agreement, Red Kite conducted substantial technical and legal due diligence and as such, the DSFA is not subject to further due diligence on the part of Red Kite.

The DSFA provides for two term loan facilities: a $130 million term loan facility (the “Project Facility”) and a $20 million cost overrun facility (the “Overrun facility”).  The Overrun facility is provided as an option available to the Company, should it be required.  Performance under the DSFA is fully secured by the assets of the Company’s current subsidiaries and guaranteed by the Company until project completion.

In addition to the DSFA, Asanko and Red Kite have also entered into an Offtake Agreement under which the Company has agreed to sell the gold from Esaase for the life of the mine to Red Kite at spot prices during a nine day quotational period following shipment.

2013-2014 Completed Merger with PMI Gold Inc.

In December 2013, the Company negotiated a second business combination with PMI Gold Corp and entered into a new arrangement agreement (“2013 Arrangement”) whereby Asanko would again seek to acquire all of the common shares of PMI on the same basis as the 2012 Arrangement.  The 2012 Arrangement failed to clear PMI shareholder approval by the requisite special majority. However, since that time, Asanko had revised the mine and metallurgical models of the Esaase Project which resulted in a more robust Pre-Feasibility Study and arranged US$150 million in project financing from Red Kite as described above.

Asanko shareholders holding approximately 20% and 9.6% respectively of the issued and outstanding common shares of PMI and Asanko had formally committed to support the 2013 Arrangement.

The 2013 Arrangement would also be effected by means of a statutory plan of arrangement by PMI (the “2013 Arrangement”) under the Business Corporations Act (British Columbia), each PMI shareholder received 0.21 Asanko common shares for each PMI common share (the “Exchange Ratio”).

Following successful shareholder votes, the 2013 Arrangement was completed, effective at 12:01 a.m. on February 6, 2014, Pursuant to the Arrangement, Asanko acquired all of the issued and outstanding common shares of PMI (“PMI Shares”), such that PMI became a wholly-owned subsidiary of Asanko, for consideration consisting of 0.21 common shares of Asanko (“Asanko Shares”) for each outstanding PMI Share (the “Exchange Ratio”). Additionally, outstanding options and warrants to acquire PMI Shares have been exchanged for options (“Replacement Options”) and warrants (“Replacement Warrants”), as the case may be, of Asanko that will entitle the holder to receive, upon exercise thereof, Asanko Shares based upon the Exchange Ratio and otherwise on the same terms and conditions as were applicable to such PMI options and warrants immediately before the effective time of the 2013 Arrangement.

To give effect to the 2013 Arrangement, Asanko issued 87,149,914 Asanko Shares, 3,237,491 Replacement Options and 126,000 Replacement Warrants and reserved for issuance of 117,158 Asanko Shares issuable in lieu of PMI Shares upon vesting of outstanding performance rights of PMI.  Following the completion of the 2013 Arrangement, PMI and Asanko shareholders hold approximately 50% each of the combined company.  Subsequently, Asanko has materially completed the integration of PMI into its business and outlined a plan to combine the neighbouring assets of PMI and Asanko into one flagship project collectively named the “Asanko Gold Mine” or “AGM”.

Because the 2013 Arrangement completed after the fiscal year end of December 31, 2013 technical information has been generally updated in this AIF to reflect the PMI acquisition in order that the Company’s business plans narrative can be reasonably understood.

Capital Expenditures

The Company’s principal capital expenditures (there have been no material divestitures) over the two fiscal years ended March 31, the nine month period from April 1, 2012 to December 31, 2012 and the fiscal year ended December 31, 2013 are as follows:

Year	Resource property acquisition costs	Deferred development costs	Plant and equipment	Total
2011 2012 The Transition Year	$1,181,982 $766,009 $535,884	$nil $13,230,057 $17,792,257	$1,016,630 $1,721,250 $122,262	$2,198,612 $15,717,316 $18,450,403
2013	$197,052	$16,362,852	$1,293,031	$17,852,935

Exploration and Evaluation Expenditures

The Company’s exploration and evaluation expenditures over the two fiscal years ended March 31 as well as the nine month period from April 1, 2012 to December 31, 2012 and the fiscal year ended December 31, 2013 are as follows:

Year
2011 2012 The Transition Year	$26,114,646 $18,414,774 $2,189,414
2013	$1,413,833

BUSINESS DESCRIPTION

General

Asanko is a natural resource company generally engaged in the acquisition, exploration and development of mineral resources in West Africa. It is currently focused on integrating its two principal mineral projects, namely its Esaase Gold Project and its recently acquired (via PMI) Obotan Gold Project into a near term mine development project.

Our Mineral Properties

The acquisition of PMI Gold has created a flagship project in Ghana and the foundation on which to the build a mid-tier gold mining Company.  The flagship project was created by combining both the Obotan and Esaase Projects into one mine which has been renamed collectively as the “Asanko Gold Mine” (“AGM” or the “Project”).

Asanko’s mineral properties consist of:

•

Asanko Gold Mine, of which Phase 1 (Obotan portion) is being developed in 2014 (see Figure 2), and

•

three exploration projects in Ghana: Asumura, Kubi and Diaso.

Figure 2: Asanko Gold Mine

Asanko Gold Mine Mineral Resources and Reserves (includes Esaase and Obotan)

Resources[1+2]		Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (Moz)
Measured		38.95	1.88	2.35
Indicated		100.46	1.60	5.17
	Total M&I	**139.41**	**1.68**	**7.52**
Inferred		**55.5**	**1.63**	**2.91**

Reserves[1+2]				
Proven		37.65	1.81	2.19
Probable		48.89	1.67	2.62
	Total P&P	**86.54**	**1.73**	**4.81**

[1]Esaase Mineral Resources stated using a 0.6 g/t Au cut-off; M&I Resources are inclusive of P&P Reserves; NI 43-101 Technical Report filed on SEDAR November 23, 2012

[2]Obotan Mineral Resources stated using a 0.5 g/t Au cut-off; M&I Resources are inclusive of P&P Reserves; NI 43-101 Technical Report filed on SEDAR May, 2012

Plans for 2014

Following the completion of the acquisition of PMI on February 6, 2014, the Company is working to combine the neighboring projects into an integrated project to be developed in two phases.

Phase 1 of the AGM will be based upon the 2012 Obotan Feasibility Study (“2012 OFS”) completed by PMI in September 2012.  The rationale for starting with this development plan and highlights of the 2012 OFS include:

•

Focuses on the highest grade portion of the AGM mineral resources with the 2012 OFS indicating Proven and Probable Mineral Reserves of 34.2 Mt at 2.21 g/t gold for 2.43 million ounces of contained gold.

•

Fully permitted to begin construction of a 3.0 Mtpa CIL processing plant and associated infrastructure.

•

Detailed engineering well advanced with SAG and ball mill package nearly fabricated and ready for delivery.

•

Offices and operations camp already in place from historical operations.  Final refurbishments are underway.

•

Delivers strong production profile with 2012 OFS anticipating an average of 220,000 oz per year for first five years starting in 2016.

•

Fully financed with cash-on hand and Red Kite debt facilities (subject to final negotiations) to fund pre-production capital of US$ 296 million, including $82 million of waste pre-stripping.

•

Robust economics with 2012 OFS showing NPV (5% post-tax) of US$ 387 million and IRR of 28% at $1,300/oz gold price.

•

Solid operating margins with 2012 OFS showing cash costs of US$626/oz and all-in sustaining capital of $747/oz.

Phase 1 infrastructure and resource locations are shown on the map below.

Phase 2 of the AGM will be studied during the construction of Phase 1 to determine the final scope of Phase 2, the scope of the expansion or second milling operation, the optimum metallurgical flowsheet and the optimum ore transportation methods.

The following information is extracted from the September 2012 OFS with updates on the current status and 2014 plans in each of the areas.

Project Schedule and Business Objectives

The Company is currently working towards the following key objectives and milestones:

•

Complete review of mine plan and resource estimation

Q2 2014

•

Finalize revision to Red Kite financing arrangements

Q2 2014

•

Financial Investment Decision for Phase 1

Q3 2014

•

Detailed Design and Project Construction

Q1 2014 to Q4 2015

•

Commissioning and Ramp-up

Q1 2016

•

Steady State Production of >200,000 oz/year

Q2 2016

Material Effects of Government Regulations

The current and anticipated future operations of Asanko, including further exploration activities and potential mine development, require permits from various Ghanaian governmental agencies.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on Asanko and cause increases in capital expenditures which could result in a cessation of operations by Asanko.  Asanko has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year, apart from those related to mine development.

Specialized Skill and Knowledge

Various aspects of the Company’s mining business require specialized skills and knowledge, including skills and knowledge in the areas of permitting, geology, drilling, metallurgy, logistical planning, mine design, engineering, construction and implementation of exploration programs as well as finance and accounting. Much of the specialized skill and knowledge is provided by the Company’s management and operations team. The Company also retains outside consultants as additional specialized skills and knowledge are required. However, it is possible that delays and increased costs may be experienced by the Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Asanko competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties and for the recruitment and retention of qualified employees and other personnel.  Many of the mineral resource exploration and development companies with which Asanko competes have greater financial and technical resources.  Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties.  In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties.  This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in many countries is driving commodity prices, but it is difficult to assess how long such demand may continue.  Fluctuations in supply and demand in various regions throughout the world are common.

As Asanko’s operations and exploration business is in the development stage, Asanko’s revenues, if any, are not currently significantly affected by changes in commodity demand and prices. As the Company does not carry on production activities, Asanko’s ability to fund ongoing exploration and development is affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Economic Dependence

The Company’s business is not substantially dependent on any contract, such as a contract to sell a major part of its product or services or to purchase a major part of its requirements for goods, services or raw materials, or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Changes to Contracts

Asanko does not anticipate that it will be affected in the current financial year by renegotiation or termination of contracts that could materially affect the Company’s business plan.

Environmental Protection

The Company’s properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on our properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of materials in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the Company’s current operations, capital expenditures, earnings or competitive position.

Employees

At December 31, 2013, the Company had approximately 125 full-time employees employed across its site operations and corporate and regional offices.

Foreign Operations

All of the Company’s operations are currently conducted in a foreign jurisdiction, Ghana, and, as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties as:  military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Ghana has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Ghana’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

Asanko’s operations and properties are subject to a variety of governmental regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Asanko’s mineral exploration and development activities in Ghana may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or the maintenance of its properties.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the Company’s operations and financial condition. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations and financial condition. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on the Asanko Gold Mine or in respect of any other projects in which the Company becomes involved. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Reliance on Feasibilty Studies

The Company is in the process of implementing the 2012 OFS at Obotan while working on a technical report which will integrate the 2012 OFS and 2013 PFS (Esaase) into a co-ordinated development plan for both projects as part of the Asanko Gold Mine. Such feasibility analysis is inherently risky because it is of necessity based on assumptions and estimating procedures. Actual results and circumstances arising from mine development and operation could vary material from those results projected in the feasibility studies. Such variances could include key estimates such as capital costs, operating costs, throughput rates and metals price. Erroneous assumptions or estimates in connection with such matters could severely and adversely impact the economics of the projects and the value of the Company’s shares.

Additional Risk Factors

An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. Management of the Company considers the following risks to be most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company’s business. If any of these risks actually occur, the Company’s business, financial condition, capital resources, results and/or future operations could be materially adversely affected.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when considering risks related to Asanko’s business.

Risks Relating to Our Business

Quantitative Information about Market Risk

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, commodity prices and equity prices.

As at December 31, 2013, the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and share purchase warrants denominated in foreign currency. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada and Ghana. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at December 31, 2013, the receivables excluding refundable sales tax consist primarily of interest receivable of $99,429 (December 31, 2012 - $349,288) which are not past due.

 (b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at December 31, 2013 the Company had a cash and cash equivalents balance of $174,601,438 (December 31, 2012 – $204,611,912) to settle current liabilities of $3,948,619 (December 31, 2012 - $3,764,302) that mainly consist of accounts payable that are considered short term and expected to be settled within 30 days.

 (c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at historic lows, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the year ended December 31, 2013 of approximately $174,601.

(ii)

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada, Ghana and South Africa and holds cash in Canadian, United States, Ghanaian and South African currencies in line with forecasted expenditures.

A significant change in the currency exchange rates between the US dollar relative to the Canadian dollar (“CAD”), the Ghanaian Cedi, South African rand (“ZAR”) and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At December 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in foreign currencies, expressed below in US dollar equivalents:

	December 31, 2013
	CAD	Ghana Cedis	ZAR	AUD
Cash and cash equivalents	$21,946,208	$284,554	$133,491	$ -
Accounts payable	(1,118,535)	(28,919)	(744,659)	(48,245)
Net exposure	$20,827,673	$255,635	$(611,168)	$(48,245)

A 1% appreciation or deprecation of the above mentioned currencies compared with the US dollar would result in a corresponding increase or decrease in net assets of approximately $204,239 as at December 31, 2013.

 (iii)

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at December 31, 2013 the Company was not exposed to other price risk.

(d)

Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(i)

Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at December 31, 2013 and 2012 of the foreign currency warrant liability associated with the issuance of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2013	December 31, 2012
Risk free interest rate	1.10%	1.14%
Expected dividend yield	0%	0%
Share price volatility	56%	63%
Share price at the date of valuation	C$1.71	C$3.95
Expected life of warrants	0.85 year	1.85 years

Qualitative Information about Market Risk

The Company manages its cash and cash equivalents, common shares, share-based options and share purchase warrants as capital.  As the Company is in the development stage, its principal source of funds for its operations is from the issuance of common shares. During the year ended December 31, 2013, the Company entered into the DSFA as disclosed under “General Development of Business” to secure financing of the Esaase project development. The Company has not drawn on the debt facility yet.  The issuance of common shares and debt requires approval of the Board of Directors.  It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Obotan and Esaase properties for the benefit of its stakeholders.  The Company uses share-based options primarily to retain and provide future incentives to key employees and members of the management team.  The granting of share-based options is primarily determined by a committee of the Board of Directors.

The Company has been prudent in its protection of the capital it has on hand. The Company has been investing in Guaranteed Investment Certificates and liquid saving accounts and has no investments in asset-backed commercial paper.

Relatively Recent High Metal Prices Have Increased the Demand For, and Cost Of, Exploration, Development and Construction Services and Equipment

The strength of metal prices in recent years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. During the past year, metal prices, demand for and cost of exploration, development and construction services have weakened.  If demand for services and equipment strengthens, it could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

Political, Economic and Social Risks and Uncertainties

The Company’s project operations are located in Ghana and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties.  Risks and uncertainties of operating in Ghana vary from time to time, but are not limited to terrorism, hostage taking, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risk of civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation and changing political conditions and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from a particular jurisdiction.

Changes, if any, in mining investment or investment policies or shifts in political attitude in Ghana, or any other relevant jurisdiction in which the Company operates, may adversely affect Asanko’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, water use and mine safety. Failure to comply with applicable laws, regulations and local practices relating to mineral rights applications and tenure, could result in a loss, reduction or expropriation of entitlements. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental Regulatory Risks

Asanko’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation and regulation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Future legislation and regulations could cause additional expenses, capital expenditures, restrictions, liabilities and delays in the development of Asanko’s properties, the extent of which cannot be predicted. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Properties May be Subject to Defects in Title

Asanko has investigated its rights to explore and exploit the Esaase Gold Project and the Obotan Property and, to the best of its knowledge, its rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Asanko’s detriment. There can also be no assurance that Asanko’s rights will not be challenged or impugned by third parties.

Some Asanko mineral claims may overlap with other mineral claims owned by third parties, which may be considered senior in title to the Asanko mineral claims.  A junior claim is only invalid in the areas where it overlaps a senior claim. Asanko has not determined which, if any, of the Asanko mineral claims is junior to a mineral claim held by a third party.

Although Asanko is not aware of any existing title uncertainties with respect to the Esaase Gold Project and the Obotan Property, there is no assurance that such uncertainties will not result in future losses or additional expenditures, which could have an adverse impact on Asanko’s future cash flows, earnings, results of operations and financial condition.

Key Personnel

Asanko’s senior officers are critical to its success. In the event of the departure of a senior officer, Asanko believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. Recruiting qualified personnel as Asanko grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Asanko’s business activity grows, it will require additional key financial, administrative, mining and exploration personnel, and potentially additional operations staff. If Asanko is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of Asanko.

Legal and Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.  Defense and settlement of costs of legal claims can be substantial.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Asanko anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, National Instrument 52-110 Audit Committees and National Instrument 58-101 Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Risks Relating to Statutory and Regulatory Compliance

Asanko’s current and future operations, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities, and in the development and operation of mines and related facilities, generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Company has received all necessary permits for the exploration work it is presently conducting; however, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Asanko may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims and orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. The Company is not currently covered by any form of environmental liability insurance. See “Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

Asanko is subject to many risks that are not insurable and, as a result, Asanko will not be able to recover losses through insurance should such uninsurable liabilities occur.  Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development.  Asanko may become subject to liability for pollution, cave-ins or hazards against which it cannot insure.  The payment of such liabilities could result in a material adverse effect on Asanko’s financial position and its results of operations.  Although Asanko maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits and the liabilities and hazards might not be insurable against.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the properties of Asanko, personal injury or death, environmental damage or, regarding the exploration or development activities of Asanko, increased costs, monetary losses and potential legal liability and adverse governmental action, all of which could have an adverse impact on Asanko’s future cash flows, earnings, results of operations and financial condition.  The payment of any such liabilities would reduce the funds available to the Company. If Asanko is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No assurance can be given that insurance to cover the risks to which Asanko’s activities are subject will be available at all or at commercially reasonable premiums.  The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is unavailable or prohibitively expensive. This lack of environmental liability insurance coverage could have an adverse impact on Asanko’s future cash flows, earnings, results of operations and financial condition.

Currency risk

Asanko’s operations are subject to fluctuations in currency exchange rates, which could materially adversely affect its financial position.  Asanko maintains most of its working capital in United States dollars with a minimum reserve of six months of projected expenditures in Canadian dollars and Ghanaian Cedis.  Asanko converts United States dollars funds to foreign currencies in anticipation of foreign currency denominated obligations. Accordingly, Asanko is subject to fluctuations in the rates of currency exchange between United States dollar and these foreign currencies, and these fluctuations could materially affect the Company’s financial position and results of operations. A significant portion of the operating costs at Esaase and Asumura is based on the US dollar and the Ghanaian Cedi.

Competition Risks

Asanko operates in a competitive industry and competes with other better established companies which have greater financial resources.  Asanko faces strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing precious metals.  Many of these companies have greater financial resources, operational experience and technical capabilities than us.  As a result of this competition, Asanko may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all.  Consequently, our operations and financial condition could be materially adversely affected.

There can be no assurance that necessary funds can be raised by the Company or that any projected work will be completed.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important requirements, which affect capital and operating costs. Unusual or infrequent weather, phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s future operations, financial condition and results of operations.

History of Operating Losses

Asanko has no history of operating earnings. The likelihood of success of Asanko must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. Asanko may require additional financial resources and there is no assurance that additional funding will be available to it for further operations. There is no assurance that Asanko will ultimately generate revenues, operate profitably, or provide a return on investment, or that it will successfully implement its plans.

Potential for Conflicts of Interest

Asanko’s directors and officers are or may become directors or officers of other mineral resource companies or reporting issuers or may acquire or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Asanko may, or may also wish to participate, the directors and officers of Asanko may have a conflict of interest with respect to such opportunities or in negotiating and concluding terms respecting the extent of such participation. Asanko and its directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of Asanko, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Asanko will establish a special committee of independent directors to review a matter in which several directors, or officers, may have a conflict. In determining whether or not Asanko will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Asanko, the degree of risk to which Asanko may be exposed and its financial position at that time. Other than as indicated, Asanko has no other procedures or mechanisms to deal with conflicts of interest.

Claims by Investors Outside of Canada

The Company is incorporated under the laws of British Columbia and its head office is located in Vancouver, British Columbia. The majority of the Company’s directors and officers, and some of the experts named herein, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or the Company.

Risks Relating to Our Shares

Changes in the Market Price of Common Shares may be Unrelated to the Company’s Results of Operations and could have an Adverse Impact on the Company

The Company’s Common Shares are listed on the TSX and the NYSE MKT. The price of Asanko’s Common Shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the Company’s Common Shares and may adversely affect an investors’ ability to liquidate an investment, and consequently an investor’s interest in acquiring a significant stake in the Company, include: a reduction in analytical coverage by investment banks with research capabilities; a drop in trading volume and general market interest in the Company’s securities; a failure to meet the reporting and other obligations under relevant securities laws or imposed by applicable stock exchanges which could result in a delisting of Asanko’s Common Shares and a substantial decline in the price of the Common Shares that persists for a significant period of time.

As a result of any of these factors, the market price of Asanko’s Common Shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Price Volatility of Publicly Traded Securities

The market price of a publicly traded stock, especially if a resource issuer like Asanko, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments and the breadth of the public market for the stock.  The effect of these and other factors on the market price of Asanko’s common shares suggests Asanko’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if Asanko’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Asanko shares.

Resale of Offered Shares

The continued operation of Asanko will be dependent upon its ability to have exploration success, to develop its projects and to procure additional financing. There can be no assurance that any such exploration success and or development activities can be achieved or that other financing can be obtained. If Asanko is unable to achieve such success or obtain such additional financing, any investment in Asanko may be lost.

Future Sales May Affect the Market Price of the Common Shares

In order to finance future operations, the Company may raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Asanko cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Dividend Policy

No dividends on the Common Shares of the Company have been paid by the Company to date. Payment of any future dividends, if any, will be at the discretion of the Company ‘s board of directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

MINERAL PROJECTS

At the date of this AIF, the Company’s principal mineral project is the Asanko Gold Mine, which consists of two neighbouring gold projects the Obotan Gold Project and the Esaase Gold Project, both located in Ghana, West Africa.

THE OBOTAN GOLD PROJECT

Other than under the heading “Obotan Project Development Status” and “Near-Mine Exploration”, the following is a summary description of the Obotan Gold Project.  Information in this section is derived from or based upon, and in some cases extracted directly from, the 2012 OFS.

Project Description and Location

The Obotan Gold Project lies in the Amansie District of the Ashanti Region of Ghana, approximately 250 km northwest of the capital Accra, and some 50 km south west of the regional capital of Kumasi (see Figure 3) at 6°19’40”N and 6°28’40” N, and longitudes 2°00’55 W and 1°55’00”W.

Figure 3: Project Location

Mine/Deposit
Shear Zone
Soil Sample Au Trend
Gold Belt
Obotan Gold Project - Mining Leases
Obotan Exploration Area of Influence Prospecting Leases
Small Scale Mining Tenement
620,000E
Abore Pit/Deposit
Nkran Shear
Fromenda Shear
Abore
Adubea
Asuadai Deposit
Adubiaso Pit/Deposit
Akwasiso
Obotan Gold Project
Abirem
Asankrangwa Gold Belt
Gyagyatreso
Kaniago
700,000N
700,000N
Nkran Pit/Deposit
Abore Shear
Asankrangwa Gold Belt
Asanko Gold Project - North
Obotan Exploration Area of Influence
Datano
5 kilometres
Nkronua-Atifi
WGS 1984 UTM Zone 30N
600,000E
620,000E
OBO_0005E

The Obotan Gold Project consists of three mining leases which cover an area of approximately 88.98 km2 and contain four deposits: Nkran, Abore, Adubiaso and Asuadai (see Figure 4). Details regarding the nature and extent of the Company’s three concessions are summarized in Table 1 below.

Table 1: Tenement Details for Obotan Gold Project

Tenement Name	Mineral Commissions File	Land Registry Number	Current Grant Date	Current Expiry Date	Mining Lease Status	Free Carried Interest – Govt.	3rd Party NSR on Licence
Abore	PL 6/303	41/2012	2 November 2012	1 November 2017	Granted	10%
Abirem	PL 6/303	34/2013	28 March 2013	27 March 2026	Granted	10%
Adubea	PL 6/310	40/2012	2 November 2012	1 November 2018	Granted	10%	0.5%

The Government of Ghana retains the right to a 10% free carried interest in the Obotan Gold Project under Section 8 of the Ghanaian Mining Act and the Company’s concessions are also subject to a 5.0% royalty on gold production owed to the Government of Ghana. The Adubea concession is subject to a 0.5% NSR to a third party.  Goknet is claiming a 2% NSR over the concessions which is currently under an arbitration process.

Figure 4: Obotan Gold Project Location/Tenement Plan

610,000E
620,000E
Mine/Deposit
Obotan Mining Lease
Other PMI Concessions
Abore Pit/Deposit
Abore
PL 6/303
Land Reg. 41/2012
710,000N
710,000N
Asuadai Deposit
Obotan Gold
Project
Adubea
PL 6/310
Land Reg. 40/2012
Adubiaso Pit/Deposit
Abirem
PL6/303
Land Reg. 34/2013
Kaniago
(Adansi)
Nkran Pit/Deposit
700,000N
700,000N
5 kilometres
WGS 1984 UTM Zone 30N
Datano
OBO_0011A
610,000E
620,000E

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Existing road access to the Obotan Gold Project site is available from the west, south and east, but the main access road to the site is from the southern ports of Tema and Takoradi via the towns of Kumasi or Obuasi.  Total distance from Tema to the project site, via Kumasi, is approximately 400 km. There are several local villages near the project site, the closest being the Nkran village.

The site is largely transformed and has experienced extensive degradation in recent years.  The main land uses include secondary forest, subsistence and cash crop farming and artisanal mining. Current site infrastructure consists of an exploration office, core storage area and a recently refurbished accommodation facility located west of the Nkran village. There is also refurbished project site administration buildings and an existing airstrip. Current site communication systems are limited but phone and data transmission is available.

The Obotan Gold Project is located in hilly terrain dissected by broad, flat drainages that typically form swamps in the wet season between May and late October.  Hill tops are generally at very similar elevations, reflecting the elevation of a previous erosional peneplane that is now extensively eroded.  Maximum elevations are around 80 metres above sea level but the areas impacted by the Obotan Gold Project generally lie at less than 50 metres elevation. Despite the subdued topography, hill slopes are typically steep. Ecologically the Obotan Gold Project area is situated in the wet evergreen forest zone.

History

The Obotan Gold Project was previously owned and mined by Resolute Mining Limited’s (“Resolute Limited”) subsidiary Amansie Gold Company Limited (“RAGC”) and the concessions were returned to the Government of Ghana after RAGC ceased operations. For more information regarding previous owners/operators, and historical exploration and production, see “The Obotan Gold Project – Historical Exploration”.

Geological Setting

The Obotan Gold Project lies in the centre of the Kumasi Basin, equidistant between the northwest flank of the Ashanti Belt and the south east flank of the Sefwi-Bibiani Belt (Figure 5).  The project area forms part of the Asankrangwa Gold Belt, a complex north east-trending shear system, situated along the central axis of the Kumasi Basin, bearing quartz reefs and granitic intrusives, within a zone that is about 15 km wide and can be traced for a NE-SW distance of some 150 km.  Gold mineralization in the area is hosted in Birimian metasediments and basin-type granites.

Figure 5: Obotan Gold Project Location Geology

2° W
0°
GHANA
Sunyani
Gold Deposit
Cover
Voltaian Sediments
Tarkwaian Sediments
Birimian Meta-Volcanics
Birimian Meta-Sediments
Granitoids
Ahafo 15.1 Moz
Newmont
Obotan Gold Project
Kumasi
Esaase 5.19 Moz
Asanko Gold
Konongo 1.4 Moz
Signature Metals
Bibiani 7 Moz
Noble Mineral Resources
Obotan
PMI Corporation
Akyem 7.7 Moz
Newmont
Chirano 5 Moz
Kinross
Obuasi 60 Moz
AngloGold Ashanti
Asanko Gold Project
Koforidua
Kubi
PMI Corporation
6° N
Edikan 6.6 MOz
Perseus
Kubi Project
Bogoso/Prestea 13.4 Moz
Golden Star
Damang 13.4 Moz
Goldfields
COTE D'IVOIRE
Accra
Tarkwa 25 Moz
Goldfields
Iduapriem 23 Moz
AngloGold Ashanti
Cape Coast
Southern Ashanti 2.1 Moz
Adamus
100 km
Gulf of Guinea
2° W
0°
PMI_GHA_0001A

The Asankrangwa Gold Belt straddles two broad domains of distinct magnetic character. The western portion is characterised by the low magnetic relief that is typical of the Kumasi Basin as a whole; whereas, the eastern portion exhibits a strong magnetic relief more akin to the magnetic texture of the Ashanti Belt further east.  The only portion of the known Ghanaian stratigraphy that produces such a characteristic magnetic fabric is the infolded package of Lower Birimian metavolcanics and Tarkwaian metasediments that defines the Ashanti Belt.

The magnetic intensity of the eastern Asankrangwa domain is more subdued than that of the Ashanti Belt, but it is interpreted to represent the same rock package based on its distinct magnetic fabric.

Historical Exploration

The Obotan Gold Project area has been explored, developed and mined by several companies since modern exploration for gold in the area commenced in 1988.  Companies that have conducted gold exploration work on the area include Associated Gold Fields Pty. Ltd./Kiwi International Resources Limited (“AGF/KIR”), Leo Shield Exploration Ghana Limited (“Leo Shield”), Resolute Limited as well as the Company (see Table 2).

Table 2: Historical Exploration Activities

Company	Period	Exploration Activities
AGF/KIR	Early 1990’s to 1995	Geochemical soil sampling
Leo Shield	1996 to 1998	Geochemical soil sampling, resource development drilling over Abore
Resolute Limited	1996 to 1999	Resource development drilling over Nkran, Adubiaso and Asuadai, ground magnetic survey
PMI (Adansi)	2003 to 2013	IP, VLF/chargeability and VTEM surveys, diamond drilling over Nkran, underground investigation over Nkran, base line water quality survey, confirmation drilling over Abore, Adubiaso, Asuadai and Nkran

To date, exploration activities have included magnetic, radiometric and electromagnetic geophysical surveys, geochemical sampling and shallow rotary air blast (“RAB”) combined with more recent reverse circulation (“RC”) and diamond drilling over all of the project areas inclusive of Abore, Adubiaso, Asuadai and Nkran.

Exploration by Previous Operators

AGF/KIR.  In the early 1990s, the Obotan concession was examined by American consultant, Al Perry, working on behalf of two related Australian juniors, AGF and KIR.  Perry negotiated an option on the concession and proceeded to focus on the known prospects at Nkran Hill and to carry out a regional soil geochemical survey that identified numerous anomalies around Nkran Hill.

AGF/KIR moved quickly to assess the open pit potential of the Nkran Hill prospect.  They carried out an early stage RC drill program that returned very encouraging results over a wide zone of bedrock mineralization, which extended along strike for about 600 m.  The broad, low-lying Nkran Hill had relief of only about 40 m and oxides extended to depths of about 40 to 50 m.

The first comprehensive resource estimate for the Nkran Hill deposit was prepared by AGF/KIR joint venture in early 1995, based on approximately 4,100 m of RC drilling and an additional 1,750 m of diamond drilling, with the resource estimate taken to depths of about 100 m below surface. By late 1995, a feasibility study was completed and a mining lease was granted.

Resolute Limited.  The successful exploration work completed by AGF/KIR was noted by the emerging Australian gold producer, Resolute Samantha Limited (now Resolute Limited). A transaction was completed by May 1996 whereby the combined interests of AGF/KIR were acquired by Resolute Limited, who immediately reviewed and expanded the scope of the project with a ground magnetic survey.  This was followed by further RC diamond drilling to increase resources to a depth of 150 m at Nkran Hill and to further assess the known mineralization at the nearby Adubiaso prospect.

A revised mine development plan was completed by the end of July 1996 and a decision to produce at a rate of 1.4 Mtpa was made.  Initial mining was started early in 1997 and the first gold was poured by May 1997.

During the late 1990s, the Nkran Hill plant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km NNW of Nkran Hill.

Leo Shield.  The Abore area was covered in a prospecting concession granted to the Oda River Goldmining Company. In the mid-1990s, Leo Shield, in partnership with Mutual Resources Ltd. completed a joint venture with the Oda River Goldmining Company group and commenced a regional exploration program on the concession (covering approximately 73 km2).

Prospecting in the area north of Abore revealed extensive artisanal mining in alluvial areas, as well as several old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong NNE-trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly was several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Extensive trenching in the area confirmed continuous bedrock mineralization over a distance of at least 1,000 m with widths in the range 50 to 100 m.  The mineralization consists of a broad quartz stockwork system hosted mainly by a NNE-trending intermediate granitoid intrusion.  The early artisanal pitting focused mainly on narrow quartz veins associated with the stockwork system.  Extensive drilling in the area (mainly RC, but considerable diamond drilling as well) outlined a sizeable resource (now known as the Abore, Adubiaso, Asuadai and Akwasiso prospects).

Exploration by PMI Gold Corporation (“PMI”) (wholly owned by Asanko Gold Inc. since February 6, 2014)

Since its acquisition of the Obotan Gold Project, PMI has conducted a 5 km2 Induced Potential (“IP”) ground geophysical survey was carried out in the Nkran pit area by Geotech Airborne to determine its usefulness in this environment as an exploration tool to help resolve and map the subsurface.  A total of 12,640 m (12.64 km) of baseline were cut and picketed by local crews, and 76,240 m (76.24 km) of cross-lines were cut, picketed, and GPS surveyed.

PMI purchased a local source Very Low Frequency (“VLF”) transmitter and rented two analogue receivers in order to carry out conductivity surveys over target areas outlined by geochemical surveys (soil and stream sediment) and by structures interpreted from airborne resistivity surveys.

The 5 km2 area surrounding the Nkran Pit that was surveyed with Adansi’s in-house IP equipment and geophysical crew, was also surveyed with the in-house VLF equipment.

Condor Consulting Inc. has also completed the processing and analysis of a VTEM and magnetic survey flown for the Company by Geotech Airborne Ltd, centred over the Nkran Pit.  The primary purpose of the current program of work was to test the VTEM response over the Nkran deposit to 400 m depths, and to assist in the identification of gold targets in close proximity to the Nkran mine through an interpretation of conductive and magnetic features. Two high priority target zones (“TZ”), based on the correlations observed in the magnetic and EM data have been identified and designated TZ-9 and TZ-11.  TZ-9 is located under the pit, presumably an extension of the mined ore while TZ-11 is located along the same thrust fault, but further to the south west.

Mineralization

Gold mineralization in the area of the Obotan Gold Project is hosted in Birimian metasediments and basin-type granites and is associated with major north east-striking, 5 to 40 m wide graphite-chlorite-sericite fault zones. In particular, gold mineralization is developed where the north east fault zones intersect major E-NE striking fault zones, and especially where they are recognised to have influenced granite emplacement, alteration and gold geochemical trends.

Nkran

The gold mineralization at Nkran is controlled by a very large complex system of structurally controlled NE-SW-striking vein and shear systems that combine to form a central stockwork zone.  The best mineralization is developed in the (Tarkwaian) greywacke sediments.

The Nkran deposit extends for some 700 m along strike (NE-SW) and to a depth of 550 m below surface (still open).  The gold mineralization itself is associated with highly altered (chloritised, silicified and sericitised) metasediments and occurs as mainly free gold (occasionally visible in core).  Much of the gold occurs in narrow quartz veins.  The Nkran deposit shows a generally higher grade core that appears to be plunging to the SW, and may be amenable to underground mining.

Adubiaso

At Adubiaso, the gold mineralization occurs along the main NE-SW striking shear vein system in sub-vertically interbedded greywackes and phyllites intruded by later granitoids and porphyries.  The ore body plunges shallowly to the NE (-20°) parallel to the intersection of ENE-dipping veins with the main strike direction.

The deposit extends for some 1,000 m along strike and extends down to a depth of 180 m below surface (based on current drilling information).  Typically, the mineralised zones are 1 to 4 m wide and occasionally up to 20 m.  The gold mineralization occurs as free gold and is associated with the NE-plunging quartz veins and along the intersection of the metasediments and sheared porphyries.

Abore

At Abore, the gold mineralization is controlled by a series of vertically stacked NW dipping (shallow to moderate dip) quartz veins contained within a NW-SE-trending shear zone.  This zone is intruded by a large granite body.  Much of the gold mineralization occurs within the granite itself and along the granite metasediment contacts.

The mineralised zone extends for some 2,000 m along strike and down to a depth of 150 m.  Typical ore grade intersections reported from drilling are 2 to 25 m wide.

Asuadai

The Asuadai deposit has its primary control from a NE-SW-trending shear zone within which a series of stacked quartz veins dipping at 45° to the NW host much of the gold mineralization.  These stacked vein arrays within the main shear zone extend along strike for some 750 m and extend to a known depth of 200 m below surface.  These mineralised vein arrays are exposed in numerous artisanal mining pits around the main Asuadai hill.  The mineralised zones vary from 2 to 5 m wide and occasionally up to 10 m or more.

Drilling

A total of 1,810 holes have been drilled in the four deposits (Nkran 877, Adubiaso 327, Asuadai 143 and Abore 463). Of these approximately 70% are RC (all RAGC drilling) and 30% are diamond core (mainly PMI drilling).  A further three diamond (DD) holes for 543.3 m were completed in December 2012 at Nkran South East to test, confirm or upgrade the inferred high grade resource blocks close to the proposed Nkran pit design, not previously captured by the pit optimization. A total of 438 samples were submitted with assay results recording low grade intersections.

Sampling and Analysis

All sampling was carried out under the direct supervision of PMI senior personnel - the VP of Exploration, Project Manager or the Chief Geologist.

All crushing and grinding is carried out by the analytical laboratory.  Sample pulps and coarse reject material is returned to PMI only after completion of both the initial sample analysis and any additional checks which PMI may require following receipt of the initial sample assays.  All assays are carried out by fire assay on 50 gram samples with an atomic absorption (“AA”) finish or as otherwise reported herein.  The quality of analysis is monitored by the use of blanks, standards, duplicates and check assays and re-runs at alternate labs (in this instance ALS Kumasi).  Historically, during 2008 to 2009, all analysis is carried out by SGS / Analabs in Bibiani, at present samples are being processed by SGS Tarkwa laboratories.

Core samples were submitted to the SGS laboratory in Tarkwa, while check samples were submitted to the ALS laboratory in Kumasi.  All samples are analysed for gold, either by 50-gram fire assay or by screen metallic fire assay with AA finish (AA26); or for cyanide leach depending on peculiar features and characteristics of the rock or the drill cuttings.  Screen metallic fire assaying is often used for samples suspected of being gold “ore” grade where coarse gold is anticipated.  Remaining samples, expected to represent “waste” or non-ore mineralised are analysed using straight fire assay

PMI occasionally tested the integrity of the assay system by inserting random blank samples into the assay stream.  These blanks have consistently returned very low assays.  Additionally, any samples in which visible gold has been noted, during the logging or in the case of panning RC drill chips, or any samples that return high gold grades, are routinely submitted for either screened metallics or a bulk cyanide leach assay.

For the most part, comparison of the results from the various different assays and laboratories indicate a high measure of confidence in the assay data. In general, every batch of 50 solutions contains two standards positioned randomly, two replicas positioned at the end of the rack, two duplicates selected randomly and positioned immediately under the original, and, one blank positioned randomly. Inter-laboratory checks to monitor the reliability of the main SGS laboratory in Tarkwa have now commenced.  “Round Robin” samples are now routinely sent to ALS laboratories in Kumasi.

Security of Samples

Individually bagged core and RC drilling samples are packed in polyweave or heavy plastic sacks (5-10 samples per sack), tied with binding wire and made ready for transport to the laboratory.  All samples are firmly secured and locked in a designated sample room at PMI’s field office.  PMI’s geologist, responsible for core logging and RC sampling, held the only key to the room where samples are secured.  The geologist is responsible at all times for their secure shipment to the laboratory.

In the opinion of SRK, the sample preparation, security and analytical procedures adopted by PMI provide an adequate basis for the current Mineral Resource estimates.

Obotan Mineral Resource and Mineral Reserve Estimates

Table 3 below sets out the current mineral resource estimates for the Obotan Gold Project, effective as of 25 March 2012.

Table 3: Obotan Gold Project Mineral Resource Estimate

Deposit	Measured			Indicated			Inferred
	Tonnes (millions)	Grade (g/t Au)	Oz (millions)	Tonnes (millions)	Grade (g/t Au)	Oz (millions)	Tonnes (millions)	Grade (g/t Au)	Oz (millions)
Nkran	11.74	2.55	0.96	20.41	2.12	1.39	14.74	2.21	1.05
Adubiaso	1.50	2.98	0.14	2.67	2.41	0.21	1.25	1.91	0.08
Abore	2.33	1.78	0.13	3.70	1.53	0.18	3.92	1.50	0.19
Asuadai	N/A	N/A	N/A	2.44	1.28	0.10	2.00	1.33	0.08
Total	15.57	2.47	1.23	29.21	2.00	1.88	21.91	1.99	1.40

The above mineral resource estimates were constructed from the inclusion of all resource drillhole information available as of January 2012.  The Obotan Gold Project resources were estimated by ordinary kriging using a variety of composite sizes varying from 5 m at Nkran, to 2 m at Adubiaso, depending on geology, possible mining methods and levels of selectivity for each deposit.  All estimates were highly geologically constrained based on detailed structural and geological studies. All grade shells created and guided by geology were constructed at a lower cut-off grade of 0.5 ppm Au.

The quality, quantity and distribution of the current drill data are sufficient to allow the classification of Measured, Indicated and Inferred Resources within all four deposits, with the exception of Asuadai, where only Indicated and Inferred categories have been allocated.  All resources reported are based on a minimum economic cut-off grade of 0.5 g/t Au.  The lower cut-off grade chosen represents both geological and economic considerations.  All resources are quoted with the depletion of previous open  pit  mining  (where  appropriate),  and  are  considered  to  be  in  situ  remaining  resources.  Some small artisanal workings occur in all areas.  Local miners have clearly removed an unknown amount of ore down some 5 to 10 m, and in some instances potentially down to 20 m on isolated vein systems at surface.  Nevertheless, these workings are not considered sufficiently extensive to have a material impact on estimates.

Table 4 summarises the current mineral reserve estimate based on the work undertaken as part of the 2012 OFS (current as of 25 March 2012).

Table 4: Obotan Gold Project Mineral Reserve Estimate

Deposit	Classification	Tonnage (Mt)	Au Grade (g/t)	MOz
Nkran	Proven	11.5	2.47	0.92
	Probable	14.6	2.17	1.02
Adubiaso	Proven	1.2	2.80	0.10
	Probable	1.3	2.62	0.11
Abore	Proven	2.1	1.70	0.11
	Probable	1.9	1.70	0.10
Asuadai	Proven	0.0	0.00	0.00
	Probable	1.6	1.22	0.06
Total	Proven	14.8	2.39	1.14
	Probable	19.4	2.08	1.30
	Total	34.2	2.21	2.43

Optimised pit shells for the Obotan Gold Project based on the material reported as Measured and Indicated Mineral Resources were derived by Orelogy.  The operating costs assumed for the optimisation were supplied from an in-country contractor and reviewed and agreed upon by Orelogy.  Metallurgical recoveries have been provided by GRES based on analysis of past testwork, operational results and more recent testwork. Four separate designed pits were developed from the optimised pit shells, Nkran, Adubiaso, Abore and Asuadai.

The reported numbers are based on a gold price of US$1,300/oz. The grades and tonnes reported have been modified by mining recovery and dilution based on orebody geometry and mining methodology. Globally, this generates a mining dilution and ore loss of approximately 4.8%.

Phase I (Obotan) AGM Plans for 2014

For Phase 1, the feed material for the plant will be primarily sourced from Nkran and Adubiaso pits with Mineral Resources for these two deposits as stated in the following table.

	Measured			Indicated			Inferred
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Deposit	(millions)	(g/t Au)	(million oz)	(millions)	(g/t Au)	(million oz)	(millions)	(g/t Au)	(million oz)
Nkran	11.74	2.55	0.96	20.41	2.12	1.39	14.74	2.21	1.05
Abudiaso	1.50	2.98	0.14	2.67	2.41	0.21	1.25	1.91	0.08
Total	13.24	2.60	1.10	23.08	2.15	1.60	15.99	2.19	1.13

As part of its integration work, the Company is also working on enhancing the understanding of the Mineral Resources at Nkran and Adubiaso.  Recently, geological interpretation of the two deposits have been greatly improved by detailed analysis of the drill core.  This information, along with the existing drill database, is being utilized to confirm and improve upon the quality of the existing Mineral Resource Estimate carried out in 2012 by SRK.  The Company has engaged Minxcon Pty of Johannesburg and its Qualified Person, Charles Muller, to conduct this work.  The updated Mineral Resource estimate will form the basis of the detailed design of the mine plan which will be developed in conjunction with the AGM project.

Based on the 2012 OFS, a portion of the Mineral Resources were converted to Mineral Reserves at the Nkran and Adubiaso pits, as stated in the following table.

	Proven			Probable			Total
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Deposit	(millions)	(g/t Au)	(million oz)	(millions)	(g/t Au)	(million oz)	(millions)	(g/t Au)	(million oz)
Nkran	11.5	2.47	0.92	14.6	2.17	1.02	26.1	2.30	1.94
Abudiaso	1.2	2.80	0.1	1.3	2.62	0.11	2.5	2.71	0.21
Total	12.7	2.50	1.02	15.9	2.21	1.13	28.6	2.34	2.15

In addition, the Company is continuing to delineate mineralization at the newly discovered Dynamite Hill Deposit with a 13,000 meter drill program planned for 2014.  The objective of the drilling is to both infill drill the known mineralized zone and to step-out drill along strike where the deposit is open in both directions.  Primarily the drilling program will focus on identifying near-surface oxide mineralization which may augment the mill feed in the early years of production.

Proposed Mining Operations & Development

Proposed Mining Operations

A life of mine (“LOM”) schedule has been developed to supply a three million tonnes per annum (Mtpa) mill feed rate from the four Obotan deposits. A mining contractor will be used for all earthmoving activities.

All deposits will be mined utilising conventional truck and shovel method. Ore and waste will be drilled and blasted, then loaded and hauled to either the Nkran run-of-mine pad, directly tipped into the crushing facility at Nkran, placed on pit rim stockpiles (for the remote deposits) or placed on waste rock storage facility with 90-tonne haul trucks.  A single fleet of mining equipment will be shared between all deposits.  The project is to be mined utilising modern technology with proven success, with no requirement for untried or untested technology.  For the Adubiaso, Abore and Asuadai pits, a fleet of road trucks will be utilised to haul ore from the respective pit rim stockpiles to the central processing facility at Nkran.

It is presently proposed that Adubiaso will commence production first, closely followed by Nkran.  This assists in keeping the pre-stripping volumes low and delivering higher mill feed grades early in the project life.  This is different than the information provided in the Company’s pre-feasibility study, which mines only Nkran for the first five years.  Consequently, the schedule provided in the 2012 OFS does not provide the opportunity to use Adubiaso to store pit water from Nkran or as a mill water supply during the early years of the Project.

Approximately one year of waste stripping will be required to expose sufficient ore to maintain a constant ore feed rate of 3 Mtpa once the mill has been commissioned.  During this first year, ore that is mined will be stockpiled.  This material has been utilised in the production schedule, however it is expected once the processing facility is constructed this material will be utilised as commissioning material.

Abore will commence operation in year eight, with Asuadai commencing the year after.

The mining of all four deposits will run for a period of approximately 12.5 years based on the current production schedule of which the first year focuses on waste pre-stripping during the initial mine construction. The peak production requirements are 34.8 Mtpa (total material movement).

The deposits are treated as a single mining operation for the purposes of equipment scheduling and staffing due to their close proximity to each other. Approximately 39 direct employees will be employed by Adansi for the supervision of the mining contractor, mine planning and design, scheduling, and grade control activities.

Metallurgical Process

Metallurgical testwork was initially carried out by AMMTEC Pty. Ltd., AMDEL Ltd., Supaflo Technologies Pty. Ltd., Analabs Pty. Ltd. and METCON Research Inc. as part of the pre-feasibility study produced for Resolute Limited. The testwork program was conducted on composite samples of drill core and RC Chips from Nkran oxide and primary ore ores to obtain design comminution, gravity and leaching parameters.

A new metallurgical test work program was completed in February 2012.  The results from this program included:

•

Additional comminution and leaching characteristics of the Nkran primary ore at greater depth;

•

Quantification of the cyanide detoxification requirements;

•

Thickener sizing data;

•

The investigation and subsequent value engineering of the primary ore’s susceptibility to pre-concentration using sulphide flotation techniques as a means to reduce specific energy requirements.  It was determined that flotation did not provide sufficiently high recoveries to justify the reduction in capital cost.

The metallurgical design has been based on the results of the earlier Feasibility metallurgical testwork, the recent testwork and on testwork carried out by Resolute Limited, in addition to Resolute Limited’s operational results.

Gold Recovery

Based on previous testwork, operational experience during the period the project was owned and operated by Resolute Limited and from the most recent testwork results the overall predicted gold recoveries for the conventional gravity/CIL flowsheet are shown below:

Table 5: Predicted Gold Recovery

Ore Source	Recovery %
Nkran Primary	93.1
Abore Primary	90.3
Adubiaso Primary	91.4
Asuadai Oxides	92.1
Asuadai Primary	94.4

The Company is currently evaluating bids for contract mining operations in Phase 1, including pre-stripping of the Nkran and Adubiaso pits.  The following mine plan was envisioned in the 2012 OFS for the first five years of operations.

		2015	2016	2017	2018	2019	2020
		Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5
Ore	(Mt)	0.5	2.8	3.0	3.0	3.0	3.0
	(g/t Au)	3.25	2.53	2.50	2.39	2.28	2.46
Waste	(Mt)	26.3	31.4	31.8	31.6	21.3	21.1
Total	(Mt)	26.8	34.2	34.8	34.6	24.3	24.1
Strip Ratio	(w:0)		11.2	10.6	10.5	7.1	7.0

The evolution of Dynamite Hill as a Mineral Reserve could lead to mining at Dynamite Hill in the early years of construction to potentially de-risk or defer some of the pre-stripping at Nkran.

Nkran is an existing pit that was mined from 1998-2002 and requires approximately four months of dewatering prior to starting pre-stripping.  The Company has a permit to dewater the pit and expects to commence pumping in Q4 2014.

Process Plant Design and Infrastructure

The Obotan carbon-in-leach (“CIL”) plant design is based on a typical single stage crushing, SABC, CIL flowsheet.  It includes single stage jaw crushing to a surge bin with reclaim from a dead stockpile.  Crushed ore will be fed to a SAG mill operating in open circuit with cyclones and closed circuit with a pebble crusher.  Cyclone underflow will be ground in a ball mill operating in closed circuit with the cyclones to achieve the final product size of 106 μm.  A gravity circuit will be utilised to treat a portion of the cyclone feed stream to recover coarse free gold from the recirculating load. The milled product will gravitate to a trash screen before entering a pre-leach conditioning tank. A seven stage carbon-in-leach (CIL) circuit will be used to leach and adsorb gold from the milled ore onto activated carbon. An AARL elution circuit will be used to recover gold from loaded carbon. Cyanide in the CIL tailings will be detoxified using the SO2 /air process prior to thickening. The thickened tailings will then be pumped to the tailings storage facility.

This process flow sheet is well known in the industry, historically proven as a successful processing route for the Obotan region ores during Resolute Limited operations from 1998 to 2002, and is therefore considered low risk.

The ore specific and project criteria are:

•

milling capacity of 3,000,000 tpa of primary ore;

•

mechanical availability of 85% for the crushing plant and 91.3% for the wet plant, supported by crushed ore storage and standby equipment in critical areas; and

•

sufficient automated plant control to minimise the need for continuous operator interface while allowing manual override and control when required.

Current site infrastructure at the Obotan Gold Project consists of:

•

an exploration office, core storage area and an exploration accommodation facility located just west of the village of Nkran;

•

infrastructure remaining from the operations of RAGC consisting of administrative buildings, and a mine village that has undergone significant renovation to the kitchen / dining area, the recreation mess, and approximately 60 rooms;

•

33 kV power supply from the ECG sub-station at Gyagyatreso; and

•

communication systems currently available at the site are poor, but provide low level phone and data communication.

Some upgrade works are required on the road between Wiekyi and the project site to be able to divert large loads around several villages on the road between Wiekyi and Nkran.  These roads diversions will be designed and constructed by third parties.

Electricity. Investigations completed into the existing 33 kV power supply infrastructure have revealed it to be in poor condition and of insufficient capacity to support the proposed operation. The selected power supply option is to run a new 161 kV power line from Asawinso to the project site.  The proposed upgrade work includes:

•

installation of a 161 kV power line from the substation at Asawinso to the site (which is the subject of current negotiations);

•

transformers on site to provide 11 kV to the plant; and

•

transformers on site to step up 11 kV to feed existing 33 kV circuits.

Water. A groundwater assessment of the planned Nkran and Adubiaso pits was conducted based on an investigation that took place from April to June 2012 and included the drilling of eight investigation holes and the pump testing of six bores.

The results of this program indicates that the base load process raw water requirement of 7 L/s could be supplied by two of the bores operating on a duty and standby basis with a third equipped as a spare. It was found that the predicted water demand for a 1 in 100 year recurrence interval dry year rainfall sequence exceeds the installed bore capacity for months 1 to 4 of Year 1, and for Year 1 months 1 and 2 for average and wet conditions.  The short-term high water demand months during the early stages of operation (months 1 and 2 for average and wet conditions, and months 1 to 4 for 1 in 100 year recurrence interval dry conditions) will be supplied from either ongoing pit dewatering, bore water or pit dewatering water pumped in advance, and stored in the tailings storage facility (“TSF”).  . Groundwater will be used to supplement the process water supply as well as to provide a supply to the potable water treatment plant.

Tailings. The Tailings Storage Facility (TSF) will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area (including the basin area) of approximately 67 ha for the Stage 1 TSF increasing to 209 ha for the final TSF.  The TSF is designed to store total 33 Mt.

The design incorporates an upstream toe drain and basin underdrainage system in low-lying basin areas to improve performance of the TSF.  The underdrainage system comprises a network of collector and finger drains. The toe drain and underdrainage system drain by gravity to a collection sump located at the lowest point in the TSF.

The TSF basin area will be cleared, grubbed and topsoil stripped, and a 200 mm depth low permeability soil liner of equivalent permeability not greater than 1 x 10-8 m/s will be constructed over the entire TSF basin area.  A 1.0 mm smooth HDPE geomembrane liner will be installed over the compacted soil liner.

Supernatant water will be removed from the TSF via submersible pumps located on a floating barge located within the supernatant pond throughout operation.  Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuits. The decant barge will be tethered to the TSF perimeter so as not to cause damage to the TSF basin HDPE geomembrane liner.

A downstream seepage collection system will be installed within and downstream of the TSF embankment, to allow monitoring and collection of seepage from the TSF in the collection sump located downstream of the final TSF.

An operational emergency spillway will be available at all times during TSF operation.  The closure spillway (excavated in Stage 1 to facilitate diversion of the upstream catchment) will be located across the ridge to the north of the TSF basin, and will be constructed to ensure all rainfall runoff from the TSF will safely discharge (via the upstream storage reservoir) after operation ceases.

Tailings will be discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment.

The stability of the proposed embankment sections at Stage 1 and final crest elevations were assessed under both static and seismic loading conditions using limit equilibrium methods.  The static factors of safety comply with the 2012 Ghana Mining Regulations.

For Phase 1 of AGM at Obotan the Company will build a 3.0 million tonne per annum processing plant utilizing conventional CIL technology as shown in the figure below.  The plant and associated infrastructure such as tailings storage facility and waste rock dumps have been fully permitted for construction start.

Metallurgical testwork conducted for the 2012 OFS has estimated gold recovery for Nkran and Adubiaso to be 93.1% and 91.4%, respectively.  Based on the 2012 OFS mine plan, gold production over the first five years of mine life is estimated to average approximately 220,000 oz per year, as shown in the table below.

		2015	2016	2017	2018	2019	2020
		Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5
Nkran	(Mt)		1.4	2.3	2.9	2.9	3.0
	(g/t Au)		2.51	2.49	2.41	2.3	2.46
	(Moz Au)		0.11	0.18	0.22	0.21	024
Adubiaso	(Mt)	0.2	1.4	0.7	0.1	0.1
	(g/t Au)	2.88	2.75	2.64	2.88	2.88
	(Moz Au)	0.02	0.12	0.06	0.01	0.01
Total	(Mt)	0.2	2.8	3.0	3.0	3.0	3.0
	(g/t Au)	2.88	2.63	2.53	2.43	2.32	2.46
	(Moz Au)	0.2	0.24	0.24	0.23	0.22	0.24
Gold Recovery	%	91.4%	92.3%	92.7%	93.0%	93.0%	93.1%
Gold Produced	(oz)	16,900	218,400	225,800	217,700	208,100	220,900

The Company has conducted a competitive bidding process for the Engineering, Procurement and Construction Management of the Project and appointed DRA of Johannesburg as its EPCM contractor.  DRA have recently completed some engineering work for Asanko on the Esaase project and also have recently acted as EPCM contractor for Randgold on the 3.6 Mtpa CIL plant built at Kibali.

Detailed design of the Obotan plant is well advanced and has been reviewed and transitioned to DRA.  In particular, the SAG and ball mills which were ordered several months ago are now 90% fabricated with mill liner fabrication beginning this month.  It is expected that the mills will be ready for delivery well ahead of the time required.

A study was recently completed by BEC Cardno on power supply for Phase 1 of the Project and it was determined that the OFS plan for power would be utilized.  The plan includes a 161 kV power line to be run along an existing power line corridor approximately 29.9 km to the site.  Detailed design has largely been completed and the Company is evaluating the scheduling of critical long lead time items as part of its current work.

The Company has also awarded the contract for detailed design of the tailings storage facility and detailed geotechnical engineering to Knight Piesold.  Knight Piesold have extensive expertise in Ghana and have permitted and operated tailings storage facilities in the country.  As part of the recent design review, Knight Piesold reviewed the design for the tailings storage facility and have concluded that the location selected would be suitable for expansion to hold tailings from both Phase 1 and Phase 2 operations.

In addition to detailed design, the Company has begun working on a number of early works items including:

•

Re-routing of an existing power line which runs across the proposed plant site.

•

Upgrading an existing 11 km long haul road between Nkran (Plant site) and Abore Pits, which will be used as a site access road during construction.

•

Continued refurbishment of the 225 person operations camp.

•

Upgrading of site communications systems.

Environmental and Social

The Company contracted the services of African Environmental Research and Consulting (“AERC”) to complete the scoping study and Environmental and Social Impact Assessment (“ESIA”) for the Oboton Gold Project and develop the Environmental Impact Statement (“EIS”) to be submitted to the Ghana Environmental Protection Agency (“EPA”) for approval. In March 2012, the scoping study for Abore-Abirem was submitted to the EPA, and work has continued on advancing the environmental and social studies and baselines for the Obotan Gold Project. Initial comments from the EPA were incorporated into a revised draft EIS and submitted in September 2012. A further round of comments then received in January 2013 and following negotiations with the EPA a revised EIS has been completed and re-submitted for approval in July 2013.

Detailed baseline studies have been completed to provide the required level of information for development of the ESIA. Air quality, noise, surface water hydrology, groundwater hydrogeology, water quality, soil, fauna and flora baseline studies have been completed and reports are currently being generated.  Traffic, socio-economic and medical surveys have also been completed.

Results from the various surveys and baselines have indicated:

•

dust levels will increase, requiring monitoring and mitigation by spraying roads and other dust generation surfaces;

•

noise levels close to the project site will increase, a noise monitoring regime will be established to assess the exposure of employees and the local population to noise generated from the project activities and, if necessary, to take corrective action promptly by intensifying or changing the mix of the mitigation measures;

•

metal contamination in the environment has been assessed, and the results indicate no long-term effects from previous mining activities.  Closure of the site and prevention of access to some areas will be carried out so as to minimise any potential impacts;

•

cyanide in the environment will be mitigated by detoxification prior to release to the TSF, all waters arising from the TSF will be returned to the plant;

•

there is no evidence of acid formation from the wastes generated during the previous operation, and therefore it is reasonable to conclude that the project wastes are unlikely to have an effect on the surrounding area’s soil;

•

effects on local suspended solids and turbidity will be mitigated by the use of suitable sedimentation structures together with an effective monitoring program to assess efficiency of those measures;

•

significant local contamination of water with coliform exists. Adequate ablution facilities will be constructed for the project with all sewage treated before discharge. This discharge will also be monitored to ensure that coliform water discharge levels are met;

•

the current phosphate concentrations in the Nkran and Adubiaso pits are higher than the EPA guideline for phosphate. These pits need to be dewatered and the phosphate levels downstream of the project may be elevated for a limited period;

•

damage from drilling and blasting activities will be limited by carefully developed drilling and blasting designs together with blasting practices (evacuation and guarding) that will be deployed to minimise damage and eliminate safety risks;

•

effects on flora and fauna will be negligible, the results of the baseline fauna and flora study indicate that the project area is presently degraded and lacks the characteristic feature of the original vegetation of the areas following years of intense farming and mining operations.  Because of the extensive habitat alteration, the associated fauna and flora species are mainly common and widespread habitat generalists that are able to tolerate the current level of disturbances. The separate aquatic flora assessment does not identify any species or areas that require specific attention or actions. The areas affected by mining and processing are only 8% of the total licence areas, and the vast majority of the areas (waste dumps and TSF) will be rehabilitated to current levels or better;

•

similarly the soil in the area has been degraded by previous activities. Waste from the plant will be sequestered and rehabilitated to ensure that it does not further contribute to the soil contamination;

•

heritage sites have been identified and will be protected;

•

famers will be compensated if their land is to be affected by the operation, and after rehabilitation the land will be returned to the landowners;

•

the effect of the project on the galamsey activities will be minimal, limited to the need for the galamsey to vacate the areas required for pits, waste dumps, roads and the TSF and changes to surface water supplies (used by galamsey) by dewatering the current pits and alterations to surface water supplies due to topographic changes; and

•

trade will be positively affected, and it is likely that local trade will flourish due to the increased income levels in the area and accompanying increase in discretionary spending.

Community Consultation. Adansi completed the first round of community consultation in 2012. A public forum was held on 4 July 2012, where, in general, it was noted that the Obotan Gold Project has the support of the local people.  Consultation with the community has continued regularly and in June 2013, the Board of Directors of PMI / Adansi met with the local community Chiefs to provide an update of the development program. The support from the community was again unanimously forthcoming.

Adansi’s Community Relations, Environment and Health & Safety Manager leads the approvals and notifications strategy with communications to the national government.  The Adansi Environmental and Community Relations Departments continue to communicate notifications at a local government level and through the Community Consultation Committee (“CCC”). The CCC was established in early 2012 with representatives from local villages, the Ghanaian Government and Adansi with the intention to meet regularly to provide a forum to address community concerns and project proposals.  Several meetings have occurred and subcommittees are in place to address the major issues arising such as land and crop compensation, social responsibility contributions, employment opportunities and potential business relationships.

Government Consultation. Various items of the Obotan Gold Project involve a consultation process with local government and village leaders.  The infrastructure items include the supply of water to the site, waste water treatment and disposal, mining workshops and waste dumps, materials handling areas, the process plant and TSF.

The following governmental stakeholders have been contacted:

•

Amansie West District Assembly;

•

Ministry of Food and Agriculture;

•

Ghana Health Service;

•

Land Valuation Board;

•

Environmental Protection Agency (EPA);

•

Forestry Commission;

•

Minerals Commission;

•

 Inspectorate Division of Minerals Commission;

•

Water Resources Commission.

During Q4-2013 the EPA issued an invoice and subsequently an Environmental Permit to PMI.

Capital and Operating Costs

Operating costs were estimated in the 2012 OFS as shown in the following table, restated to include the All-In Sustaining Costs (“AISC”) for the project.  The company is conducting a review of the operating costs in conjunction with the detailed design for the Project.

Costs	US$/0z
Mining	377
Processing	209
Administration	40
Cash Costs	626
Royalties	91
Refining	5
Sustaining Capital	16
Mining Capital	9
AISC	747

As part of the integration of PMI into Asanko the Company is reviewing the detailed plant and infrastructure requirements for Phase1. A number of modifications have been identified that will facilitate an improvement in operating flexibility whilst at the same time the new layout will cater for a possibility of a Phase 2 expansion. This review is ongoing and is expected to be updated by the end of Q2 2014. The 2012 OFS capital cost estimate is shown in the table below:

US$Million
Pre-Stripping and Mining Capital	102.5
Process Plant Direct Costs	83.7
Infrastructure	49.2
Process Plant Indirect Costs	26.1
Spares and First Fills	8.9
Owners Costs	26.2
Total Pre-Production Costs	296.6

Project Financing

In October 2013, the Company entered into a definitive senior facilities agreement with a special purpose vehicle of Red Kite Mine Finance Trust I (“Red Kite”) to provide a secured debt facility of $150 million ($130 million project loan and $20 million cost overrun facility) to be used for the development and construction of its Esaase project.  High level terms of the project loan were:

•

Interest rate of LIBOR +6% with a one percentage minimum LIBOR rate;

•

Two year principal and interest holiday;

•

Four year quarterly repayment schedule or early repayment at any time without penalty;

•

No hedging, cash sweep or restrictive covenants;

•

No restrictions on the Company’s ability to carry our corporate transactions (M&A), and

•

A life-of-mine offtake agreement to sell gold to Red Kite at spot pricing over a nine day quotational period.

The Company has begun working with Red Kite to modify the security provisions and loan documentation to reflect the approach of building Phase 1 of AGM starting with Obotan rather than Essase.  It is desired that there will be no material changes to the high-level terms of the project loan and that the offtake will be capped at a fixed number of ounces to be delivered.  It is anticipated that the revision to the agreements will be completed by Q2 2014 with provision for Red Kite to carry out technical and legal due diligence on the proposed Phase 1 project.

On February 6, 2014 when the acquisition of PMI was completed, the cash holdings of Asanko were estimated to be $255 million.  Combined with Red Kite facilities of $150 million and assuming the facility will be revised for the plan to start Phase I with Obotan, the Company has more than sufficient financing to fund Phase 1 of the AGM project.

ESAASE GOLD PROJECT

The Esaase Gold Project is proposed as the second Phase of the AGM project hence can be considered to be a pre-development stage property. Like Obotan, Esaase is located in the Amansie West District of Ghana, approximately 35km south west of the Ashanti region capital Kumasi. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

Acquisition of Esaase Interests

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 5% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling $890,000, issue 780,000 common shares and incur minimum exploration expenditures of $2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of $500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Ministry of Lands and Natural Resources with no further obligation to any party aside from the NSR and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold Project. In consideration for the acquisition of the mining lease, Asanko paid $50,000 to the Bonte Liquidation Committee (“BLC”) and $50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 5% revenue royalty and the BLC retains a 0.5% NSR.

Both concessions are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 5% royalty and the Bonte Liquidation Committee a 0.5% royalty.

For the year ended December 31, 2013, the Company incurred $1,413,489 million of exploration and evaluation expenditures on its Esaase Gold Project. These costs were spent on maintaining and evaluating existing and potential exploration targets.

A summary of the exploration and evaluation expenditures (including non-cash stock-based compensation) for the year ended December 31, 2012, the Transition Year and the year ended March 31, 2012 is presented as follows:

Summary of Esaase exploration and evaluation expenditures

	2013	The Transition Year	2012

Esaase:
Camp operations	$ 242,892	$ 437,774	$ 1,091,202
Development support costs	-	-	559,643
Equipment and infrastructure	-	-	951,673
Engineering studies	-	529,142	2,989,662
Exploration drilling	-	-	2,933,027
Exploration support costs	1,126,477	844,550	1,703,947
Health and environmental	-	-	1,102,038
Technical and in-fill drilling	-	-	3,570,062
Share-based compensation VAT receivable allowance	32,637 11,483	309,251 65,699	2,379,808 1,133,712
	$ 1,413,489	$ 2,186,426	$ 18,414,774

The results of an initial pre-feasibility study on Esaase in 2011 (“2011 PFS”) indicated the technical feasibility and commercial viability of the extraction of mineral resources in the area. The 2011 PFS has been wholly superseded by the 2013 PFS and hence is not incorporated in to this AIF. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(f) in the annual consolidated financial statements as at and for the year ended December 31, 2013), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further cost incurred for the development of the project are capitalized as mineral interests. Based on the positive result of the 2011 PFS the Company now has Proven and Probable Mineral reserves and effective October 1, 2011 began capitalizing costs associated with the development of the Esaase project.

Reconciliation of mineral interests	Year ended December 31, 2013	The Transition Year	Year ended March 31, 2012

Opening balance	$46,378,464	$25,822,734	$ 10,581,692

Additions:
Acquisition costs, Esaase	197,052	535,884	766,009
Development costs, Esaase	16,362,852	17,792,257	13,230,057
Asset retirement obligation	(1,975,497)	2,227,589	1,244,976
	14,584,407	20,555,730	15,241,042

Closing balance	$60,962,871	$46,378,464	$ 25,822,734

Acquisitions

Concession acquisitions during the year ended December 31, 2013

During the year ended December 31, 2013, the Company fulfilled the requirement of the option agreement with Sky Gold Mines Limited (“SGM”) by paying the final $150,000 and issuing final 20,000 shares, and thereby acquiring a 100% interest in the SGM concession (see discussion under Concession acquisitions during year ended March 31, 2012 below for the details on the agreement).

Concession acquisitions during the period ended December 31, 2012

On November 21, 2012, the Company completed the acquisition of the Small Scale Mining Reserve located immediately on strike to the southwest of the Esaase main zone. The area was previously reserved by the Government of Ghana exclusively for small scale mining activity. The Company reached an Agreement in April 2012 with the Mpatoam Small Scale Mining Company under which it exchanged a portion of its Jeni River Mining Lease (12.5 square kilometres) for the Small Scale Mining Reserve (10.3 square kilometres). On October 30, 2012 the Minister of Lands and Natural Resources approved the certificate of surrender of the Small Miners concessions and on November 20, 2012 the Minerals Commission updated the official Mineral Cadastral Map to reflect the relinquished Jeni River concession area and Asanko's addition of the Small Scale Mining Reserve to the Jeni River Mining Lease.

The newly acquired ground represents a high-priority exploration target located approximately two kilometres southwest of the Esaase main zone. Electromagnetic survey data and mapping of alluvial workings in the area show that there are two significant sources of alluvial gold in the Jeni River drainage area -- the Esaase main zone and the new target.

Concession acquisitions during the year ended March 31, 2012

On December 1, 2011, the Company entered into a purchase agreement with Tetollas Mining Enterprise to acquire an 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold Project. In accordance with the purchase agreement, the Company made payments totaling $400,000 in exchange for the transfer of title.

During the year ended March 31, 2012, the Company paid $110,000 pursuant to an option agreement with Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire 100% interest in a four-part concession adjacent to the Esaase Gold Project. The concession is subject to a 2% NSR payable to SGM. Pursuant to the agreement the Company is required to make staged payments totaling $150,000 in addition to the total of $250,000 already paid, and issue in stages a total of 50,000 shares of the Company. In July 2011, the Company received Ministerial approval of the option agreement and in January 2012 issued 20,000 shares of the Company at a cost of $156,009. On July 31, 2012, the Company issued 10,000 shares at a cost of $29,016 with the remaining 10,000 shares to be issued, at the Company’s option, on or before March 31, 2013.

Free carried interest to the Ghanaian government

Section 43.1 of the Ghanaian Minerals and Mining Act of 2006, (Government Participation in Mining Lease) provides:  Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of the Company’s Ghanaian subsidiary which owns the Esaase concession have been issued into the name of the Government of Ghana with a goal of settling the obligation. The government has a nominee on the board of this subsidiary. There is no shareholders agreement between the Company as the 90% shareholder and the Government of Ghana as the 10% shareholder and the 10% ownership stake represents a non-participating interest where the Ghanaian Governement is entitled to 10% of declared dividends from the net profit of Asanko Ghana but does not have to contribute to its capital investment. The Obotan property which became indirectly owned by the Company in 2014 upon completion of its acquisition of PMI Gold Inc (described above) is also subject to the 10% free carried interest obligation in favour of the Ghanaian government. It is possible that the Company may also seek to settle this obligation with an issuance of 10% of the shares of the Ghanaian subsidiary that holds the Obotan project so that the free carried interest obligation is the same for both Esaase and Obotan

Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now requires the holder of a mining lease, restricted mining lease, or small scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.  The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

Project Description and Location

The Esaase Gold Project is located in southwest Ghana, West Africa.  It is located in the Amansie West District, in the Ashanti Region, approximately 35km south west of the regional capital Kumasi (Figure 6).

Figure 6:  Location of Esaase Gold Project

GHANA
Lake Volta
Newmont's Ahafo
Esaase
Asumura
Accra

Source:  Technical Report

The Esaase Gold Project consists of the adjoining Esaase and Jeni River mining leases and the smaller Mpatoam, Mepom, Dawohodo and Sky Gold exploration concessions.  The Esaase Concession is approximately 10km in a north east direction by 4km in a north west direction covering 27.03 km2.  The centre of the Esaase Concession is located at 1º 53’ west, 6º 34’ north.  The Jeni River Concession is approximately 10 km in an east west direction and 5 km in a north south direction.  The centre of the Jeni River Concession is located at 1º 98’ west 6

º 52’ north and covers an area of 43.41 km2.  The boundaries of the Esaase Concession and the Jeni River Concession have not been legally surveyed, but are described by latitude and longitude via decree (see Figure 7).

The following is a table listing each concession and its approximate area.

Concession	Area (km2)
Esaase Mining Lease	27.03
Jeni River Mining Lease	43.41
Mpatoam Concession	9.83
Mepom Concession	2.37
Dawohodo Concession	10.36
Sky Gold C Concession	4.60
Sky Gold D Concession	1.50
Total Area	99.10

Figure 7:  Esaase Concession and Jeni Concession

610000
620000
720000
N
Gyemera Forest Reserve
Gyemera Extension Forest Reserve
Mpatoam Concession
Mepom Concession
Esaase Concession
Sacred Forest
Sky Gold Area "D"
Traditional Forest
Jeni River Concession
Small Miners UMS
Dawohodo Concession
Sky Gold Area "C"
Gyeni River Forest Reserve
Legend
Forest Reserves
Community Outlines
Asanko Resources (Ghana) Ltd.
Esaase Gold Project
Drawn By: CG
1:75,000 Scale
Asanko Resources Concession Boundaries
Kilometers
0
0.5
1
2
3
4

Note: the Map does not reflect the modification to the Jeni River concession effect through the land swap deal referred to as the small scale miner’s concession.

Mineral Tenures

Mining Leases to both concessions have been granted to Asanko by the Ministry of Mines and Energy and cannot be contested by any other company.

The surface rights in the Project area are held by the head of the Ashanti tribe. At the exploitation (production) stage the Manso-Nkwanta Paramountcy Stool may apply to the government for the right to compensation by a share in the government royalties. The amount of the compensation is subject to approval by the Minister of Mines in consultation with the Land Valuation Board.

The mining leases grant the government a 10% free carried interest in all permits within the country as a standard. The government interest only comes into effect at the production stage. The leases also contain provisions for a 5% government royalty and a 0.5% royalty to the Bonte Liquidation Committee (“BLC”).

The mining leases for both the Esaase and the Jeni concessions are classified as mining permits. These permits allow Asanko to carry out mining activities provided certain conditions and fee payments are maintained with the Ministry of Lands, Forestry and Mines.

All the mining leases currently held by Asanko in Ghana were originally granted for a 30-year period and can be renewed for additional 30 year periods if necessary. The Esaase and Jeni River mining leases are currently valid until 4th September and 22nd March 2020 respectively.

The Esaase Gold Project and the mining lease on which it is based are owned 100% by Keegan Resources Ghana Ltd. (“KRGL”). Asanko owns 90% of KRGL, with the Government of Ghana owning a 10% free-carried interest. The Lease is also subject to a 5.0% NSR owed to the Government of Ghana as well as a 0.5% royalty owed to the Bonte Liquidation Committee.

Royalties And Payments

The mining leases grant the government a 10% free carried interest in all permits within the country as a standard. The government interest only comes into effect at the production stage. The leases also contain provisions for a 5% government royalty and a 0.5% royalty to the Bonte Liquidation Committee (“BLC”).

Environmental Liabilities

The axis of the Bonte valley floor has experienced large land disturbances caused by the large silting of the associated drainage system as a result of the BGM alluvial operation. The silting has resulted in the rerouting of the courses of the relatively small Bonte and Jeni Rivers.

BGM successfully re-vegetated a substantial percentage of the disturbed land; however, some of the shallow mined areas, particularly on the Jeni River Mining Lease were not reclaimed by BGM at the time of bankruptcy / closure of the operation.

Asanko assumed environmental liability to any resulting environmental liabilities arising from the operations of the Bonte Gold Mines on the Esaase concession under the agreement with the liquidation committee acting on behalf of the Ghanaian Government.

A series of shallow impoundments that were constructed by BGM as settling ponds for clay-rich sediments from the recovery plans have naturally vegetated since closure to become a series of wetlands on the Esaase concession.

Asanko agreed to reclaim the tailings as a part of any large-scale mining operation in the drainage of the Jeni River concession. A moderate sized stockpile of washed gravels remains at the site of the Jeni River recovery plant.

Permits To Conduct Work

The Esaase and Jeni River Leases contain all of the resources and exploration potential defined to date. The Ghana Environmental Protection Agency (“EPA”) grants permits with a term of two years, to conduct exploration. Asanko currently has an EPA permit to explore through to the end of 2013. Asanko has the right to mine under the existing mining leases but requires an environmental permit in order to commence construction of the mine and plant facilities.

The environmental permitting process is continuing to advance.  In early May 2013, the Environmental Protection Agency (EPA) of Ghana held a Public Hearing regarding the Project, at which the Company presented its plan for developing Esaase to over 800 local, regional and national stakeholders.  The Company received a positive endorsement for the Project from stakeholders.  In September 2013, the company submitted its draft Environmental Impact Statement (“EIS”) which addressed comments received from the EPA.   The EPA held a panel review meeting with its Technical Review Committee on November 18th, 2013, during which the Company presented its EIS and answered questions from the Technical Review Committee.  The Company is in the process of incorporating the requested changes for submission of a Final EIS.  Upon receipt of the Final EIS, the EPA will issue an invoice and subsequently an Environmental Permit to the Company.  Upon payment of the invoice, the Company would be able to proceed with construction activity and applications for a Mine Operating Permit and other permits required for construction and operating activity.

History of the Esaase Concession

A summary of the prior ownership and ownership structures is detailed in Table 6:

Table 6: Prior ownership and ownership changes

Date	Event
March 1990	The Esaase Jeni River lease was granted to Jeni River Development Company Limited
September 1990	The Esaase lease was granted to Bonte Gold Mining (“BGM”).
2003	Jeni River Development Company Limited and Bonte Gold Mining went into bankruptcy
Esaase Mining Lease, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Ltd. (Sametro), a private Ghanaian company.
3rd May 2006	Asanko entered into an option agreement with Sametro to earn 100% of the Esaase mining lease
5th June 2007	Sky Gold Limited, a Ghanaian incorporated private company, was granted a reconnaissance licence over the area now known as the Sky Gold Reconnaissance Licence Concession.
8th June 2007	Transfer of the Esaase Mining Lease to Asanko
March 2008	Asanko acquired the Jeni River Mining Lease in consideration of US$50,000 to the BLC and US$50,000 paid to the Minerals Commission of Ghana.

Date	Event
11th March 2008	Transfer title for Jeni River mining lease with the lease being transferred to Asanko
14th July 2008

Sametro issued a Writ of Summons against Keegan Resources (Ghana) Ltd. (“KRGL”) and the Ghana Minerals Commission in the High Court of Ghana, seeking an order setting aside the Deed of Assignment of the Esaase Concession on the grounds of fraud. Sametro’s basic claim is that the individual who purported to handle the Deed of Assignment, Mr. Ekow Amua-Sekyi, was either not authorised to do so by Sametro and/or that he provided a deed to Asanko Ghana and the Ghana Minerals Commission which was not in fact signed, as it was purported to be, by the Managing Director of Sametro, Mr. Samuel Gordon Etroo. KRGL will in part rely upon sections 139-143 of the Ghana Companies Code, 1963 (Act 179) which confers statutory protection on innocent third parties from any fraud by directors, officers, servants and agents of corporate bodies in Ghana. KRGL believes that Sametro’s claims are without merit and will vigorously defend its interests in the Esaase Concession.

29th June 2009	The Mepom Concession was purchased from a private Ghanaian company, Mepom Mining Company, and transferred to Asanko. The concession is covered by a prospecting license.
30th November 2009	The Mpatoam Concession is a new concession created at the request of Asanko, and granted to Asanko. The concession is covered by a prospecting license.
15th July 2010	KRGL entered into an option agreement with Sky Gold Mines Limited (“SGM”).
18th November 2010	KRGL entered an agreement with Dawohodo Manufacturing and Marketing Limited.
21st July 2011

The Minister of Lands, Forestry and Mines gave ministerial grant consent to the option agreement between Sky Gold Limited and KRGL in respect of Sky Gold Limited reconnaissance licence, which covers an approximate area of 91.5 km², located at Nyinahin in the Atwima Mponua District of the Ashanti Region of Ghana.

11th January 2011

The Minister of Lands, Forestry and Mines gave Ministerial approval for an assignment of Dawohodo-Esaase prospecting licence to KRGL, which covers an approximate area of 10.6 km², located in the Amansie West District of the Ashanti Region of Ghana.

November 2012	KRGL completed the acquisition of 10.6 sq. km of the Small Scale Mining Reserve (“SSMR”) in exchange for 12.5 sq. km portion of its Jeni River Concession mining lease.
15th July 2013	KRGL fulfilled the option agreement with SGM and thereby acquired a 100% interest in the SGM concessions.

Historical Exploration and Development at Esaase

Artisanal mining has a long history in the Bonte Area (where the Project Area is located), associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between the period 1900 to 1939, however, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri - Ashanti Gold Mines (AAGM) and was later transferred to Bonte Gold Mining (BGM), a local subsidiary of AAGM.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May, 2006, Asanko signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three year period of work commitments and option payments. Since mid-2006, Asanko has undertaken an aggressive exploration program combining soil geochemistry and IP geophysical surveys followed by diamond and reverse circulation exploration and resource drilling.

Historical Production

In 1990, the Bonte mining lease was granted to AAGM and was later transferred to BGM, a local subsidiary of AAGM. Reportedly BGM recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership.

It must be noted that previous placer gold production is of no relevance to Asanko’s exploration and development program, which are entirely focused on the discovery of hard rock resources on the Esaase Gold Project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography, Elevation and Vegetation

The Esaase Gold Project is drained by the Bonte River. The Bonte River is bounded on both sides by steep hills that reach heights of approximately 500 m above sea level (masl). The area is predominantly utilised for subsistence farming, producing mainly food crops such as plantain, corn, cassava, yam, tomatoes and some cash crops such as cocoa, orange and oil palm. About 50% of this land is covered by secondary forest and thick brush. The valley floor has been extensively mined for alluvial deposits and now consists primarily of relocated overburden and washed tailings.

Access to Esaase

The Esaase Gold Project is accessed from the city of Kumasi by taking a tarred road west 10 km to the Bibiani Junction at Asenemuso and then southwest 10 km to the village of Wiaso. A secondary tarred road is taken 8 km south from Wiaso to the village of Amankyea. Secondary gravel roads can be taken for a further 11 km via the villages of Ahwerewa and Tetrem.

The Esaase deposit itself is accessed by a series of secondary roads constructed either by the former Bonte Gold Mines or by Asanko. Other parts of the property currently undergoing surface exploration are accessed by both dirt roads and by footpaths.

Proximity to Population Centres and Nature of Transport

The Project is located in southwest Ghana, West Africa, approximately 35 km southwest of the regional capital Kumasi. Travel time between Kumasi and Esaase is approximately two hours by car. The concession is reached by tarred and secondary lateritic roads.

Climate and Length of Operating Season

The annual rainfall is in the range of 1500 mm to 2000 mm and temperatures range from 22°C to 36°C. The major rainy season takes place from April to July followed by a minor rainy season from September to October. Asanko has operated without cessation or delay throughout both of the rainy seasons.

Availability and Sufficiency of Rights and Resources

The following resources are available for the Esaase Gold Project Area:

•

The Esaase exploration camp and surrounding villages are connected to the national electrical grid.

•

The Project is in an area well serviced by the Ghana national power grid with at least two alternate points of supply within a 50 km radius of a potential plant site.

•

Mobile phone communication is accessible in most parts of the concession.

•

A satellite dish is installed in the exploration camp for internet access.

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The nearest medical clinic and police station are located at Toase-Nkawie, on the Bibiani Highway, 20 km from the exploration camp.

•

Hospitals and most government offices are available in Kumasi.

•

Food and general supplies are also purchased in Kumasi.

•

Ghana has a mature mining industry that has resulted in the local availability of both skilled and unskilled personnel.

Geological Setting

The geology of Ghana is dominated by predominantly metavolcanic paleoproterozoic Birimian Supergroup (2.17-2.1 billion years ago) sequences and the clastic Tarkwaian Group sediments (2.12-2.14 billion years ago, after Davis et al. 1994) in the central-west and northern parts of the country. Clastic shallow water sediments of the Neoproterozoic Volta Basin cover the northeast of the country. A small strip of Paleozoic and Cretaceous to Tertiary sediments occur along the coast and in the extreme southeast of the country.

Esaase Geology

The Esaase Project area contains a system of gold-bearing quartz veins hosted by tightly folded Birimian-age sedimentary rocks. Geological units on the Esaase Gold Project have been interpreted by a combination of airborne geophysical resistivity mapping (Versatile Time-Domain Electromagnetic Surveying or “VTEM”), resource definition drilling and associated outcrop mapping.

The rocks of the property can be divided into metasedimentary units with higher electrical and EM resistivity and units of relatively higher conductivity. Within the resource zone, the host rocks can be divided between phyllite and siltstone (with substantial carbonate in matrix) (ore zone predominant in hanging wall of resistivity break) and siltstone/greywacke (predominant in footwall of resistivity break). Host rocks to ore range from massive thinly layered phyllite through interlayered phyllite and siltstone, to thick-bedded siltstone and wacke. Although recognisable stratigraphy appears to be present, the similarity of rock types, folding and faulting precludes correlation of individual stratigraphic units at this stage of core drill and outcrop density.

Esaase Mineralization

Gold Mineralisation on the Esaase Gold Project occurs in quartz - carbonate veins hosted within parallel NE trending, moderately to steeply west dipping bodies of extremely deformed siltstone shale. One form of disseminated alteration most commonly noted in oxidised rocks is quartz-sericite-pyrite (QSP) alteration. This alteration type is not distinctly different in coloration in fresh core and is thus difficult to detect in that state. Surface weathering converts the sericite to white kaolinite creating a bright white color alteration distinguishable even at great distance when exposed in trenches, road cuts, and drill pads. At closer scale, pyrite pseudomorphs can be distinguished. The second stage consists of pervasive carbonate alteration in the form of carbonate porphyroblasts, particularly after andalusite in phyllitic rocks. Carbonate flooding is more prevalent in siltstone where precursor andalusite porphyroblasts did not form (Klipfel, 2009).

Quartz veining occurred within the mineralisation envelopes over most of the duration of the extensive fold and thrust and strike slip deformation events. Four stages of veins can be identified. These include an early unmineralised quartz only vein stage which has undergone deformation and brecciation. A second vein stage consists of myriad fine spider-web-like quartz-carbonate veins. These veins are also early and are consistently deformed and offset. The third stage consists of quartz-carbonate±sulfide veins with visible free gold. The associated sulfide is generally pyrite, but up to 15% of it can be chalcopyrite and minor arsenopyrite variably occurs as well. Finally, late stage post-mineral calcite veins crosscut all previous features (Klipfel, 2009).

Veins that contain visible gold overwhelmingly strike (350o to 020o), have sub vertical dips and are either planar or S-shaped. Thus they are oblique in orientation to the overall strike and dip of mineralisation and appear to be bounded by aforementioned thrust faults and can thus be described as en echelon vein sets form en-echelon sets.

Exploration

No modern-style lode exploration was completed on the Esaase Gold Project prior to the commencement of exploration by Asanko in mid-2006.  Since mid-2006, Asanko has undertaken an aggressive exploration program combining soil geochemistry, Induced Polarization (“IP”) geophysical surveys, VTEM airborne geophysics, followed by trenching, diamond and reverse circulation exploration, and resource drilling.

Soil Sampling

Asanko commenced a soil sampling program upon acquisition of the Esaase Concession in June 2006 and have received assay results from over 4,000 soil samples. Sampling was undertaken on NE oriented lines spaced 100 m to 400 m apart with samples taken at 25 m intervals along the lines. This program extended the initial soil sampling completed in March 2006 as part of initial due diligence on the concession. After the acquisition of the Jeni River Concession, Asanko expanded its soil program to the Jeni River Concession and has obtained over 2,100 samples from this concession using an identical sampling regime.

Geophysical

An IP program was completed in 2006 which successfully identified significant faults that are interpreted as significant mineralisation boundaries. In order to identify other such structures, Asanko contracted Geotech Ltd to perform an airborne VTEM geophysical program on the Esaase Gold Project. The survey was carried out during the period October 11, 2007 to October 25, 2007. The principal geophysical sensors included Geotech’s versatile time domain electromagnetic system (VTEM). Ancillary equipment included a GPS navigation system and a radar altimeter. A total of 2,266 line-km were flown. In-field data processing involved quality control and compilation of data collected during the acquisition stage, using the in-field processing centre established in Ghana. The survey was flown at nominal traverse line spacing of 200m. Flight line directions were N130°E/N50°W. The helicopter maintained a mean terrain clearance of 122m.

The data was processed and interpreted by Condor Consulting, Inc., who performed AdTau time constant analysis on line data in order to determine the best time delay channels to use. Condor performed Layered Earth Inversions (LEI), generated depth slices for the survey and characterised the 2D and 3D nature of the survey.

Drilling

Drilling at the Esaase Gold Project has been managed by Asanko and Coffey Mining geologists and to date has focused mainly on the northwest striking main gold bearing structures in the Esaase Concession. Targets have also been drilled on the Jeni, Dawohodo, Mpatoam and Binappco concessions. Surface Reverse Circulation (‘RC’) and Diamond Core (‘DC’) drilling has been completed at the project. The project drill programs were designed to test the mineralised corridor delineated from soil sampling, trenching, drilling and geophysical interpretations. The initial 14 diamond drill holes were completed by Eagle drilling contractors with the remainder completed by Geodrill contractors. Both of these drilling companies are reputable Ghana-based companies providing RC and diamond drilling services consistent with current industry standards. A total of 213,905 RC samples and diamond core samples have been collected to date.

Drilling summary statistics (As of October 2012):

Type	Number	Type	Metres drilled
RC holes	987	RC metres	149,906
RC pre-collars with Diamond tails	340	RC pre-collar with Diamond tail metres	100,360
Diamond holes	112	Diamond hole metres	24,811
Water wells	57	DTH metres	3,573
Total Drill holes	1,496	Total Metres Drilled	268,249

Drilling Orientation

The vast majority of drillholes in the west dipping Esaase mineralisation were collared at an orientation of approximately 100°(UTM). A small number of holes were drilled towards approximately 300°.

Accuracy and Reliability of Results

There is no identified drilling, sampling, or recovery factors that materially impact the accuracy and reliability of the results of the drilling programs in place at Esaase.

Sampling and Analysis

RC Sampling and Logging

RC drill chips were collected as 1 m intervals downhole via a cyclone into PVC bags, and then weighed prior to splitting. The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3 kg was collected for submission to the laboratory for analysis. All 1 m interval samples were analysed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the Asanko exploration camp in Tetrem.

Diamond Core Sampling and Logging

The sampling of the core was subject to the discretion of the geologist completing the geological logging. Initially, nominally 2m intervals were taken unless geological features were identified requiring smaller intervals. After December 2006, nominally 1m intervals were taken. 3.4% of diamond core sampling was submitted as whole core with 90.7% submitted as half core and the remaining 5.9% submitted as quarter core.

It should be noted that these sampling intervals are much smaller than the true width of overall mineralised zones, which is variable throughout the deposit, but is typically in excess of 30m.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 28 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

Sample Recovery

Sample recovery for RC drilling was noted as very good and averages approximately 34 kg per metre drilled. Bulk sample weights (on a per meter basis) have been recorded in the database for approximately two-thirds of all RC samples drilled. Sample recovery in Diamond holes was very good although recoveries for core from the moderate to highly weathered saprolite and highly fractured and brecciated zones returned poor recoveries. Asanko began utilising HQ3 drilling to minimise the core loss in the weathered and transition zones after July 2008.

Sample Quality

The sampling procedures adopted for drilling are consistent with current industry best practise. Samples collected by diamond coring within the highly weathered zones are of moderate quality, with the remainder being high. Sample recoveries and quality for the RC drilling are high with drilling switching to diamond core once wet samples were noticed.

Dedicated drill hole twinning of the DC drilling and RC drilling has been completed by Asanko to determine if any negative bias has resulted in the DC drilling due to the use of water. A number of the DC holes had poor recovery in the highly weathered zone and there exists potential to wash the fine gold associated with the fractures and veining and therefore underestimate the gold content. Four DC and RC drill hole pairs are suitable for comparison and results indicate comparable intervals of mineralisation with broadly equivalent grades between DC and RC drilling.

Asanko QAQC

Quality Control Procedures

The quality control procedures adopted by Asanko and the relevant analytical laboratories are listed in point form below and include:

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Insertion of 16 (Geostats Standards and CDN Resource Standards) internationally certified standard reference material (5% of samples).

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Insertion of blank material (5% of samples).

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RC field duplicates taken (5% of samples).

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Diamond Core Field duplicates completed by a second split at the 3 mm jaw-crushing stage.

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Submission of selected Umpire samples to SGS.

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Review of the Asanko and the internal laboratory QC data on a batch by batch basis.

The assay quality control procedures applying to the various laboratories are considered to be industry standard and are detailed in the 2013 PFS.

QAQC Conclusions

Minxcon in the 2012 Resource Update is of the opinion that the QAQC undertaken by Coffey Mining is adequate and that the current QAQC systems in place at Esaase to monitor the precision and accuracy of the sampling and assaying are adequate and should continue to be implemented. Pertinent conclusions from the analysis of the available QAQC data include:

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Use of Certified Standard Reference material has shown a significant relative low bias for SGS Laboratories, Tarkwa;

•

Use of Certified Standard Reference material has shown a relative high bias for Transworld Laboratories, Tarkwa and this interpretation is supported by the umpire analysis program;

•

Repeat analyses have confirmed that the precision of sampling and assaying is generally within acceptable limits for sampling of gold deposits; and

•

Umpire analysis at Genalysis in Perth has shown a lack of precision between the various laboratories. This is currently unexplained and requires investigation.

Security of Samples

The close scrutiny of sample submission procedures by Asanko technical staff, and the rapid submission of samples from drilling for analysis, provides little opportunity for sample tampering. Equally, given the umpire assaying via an external international laboratory and the regular ‘blind’ submission of international standards to both the primary and umpire assay facilities, any misleading analytical data would be readily recognised and investigated.

Current Asanko sampling procedures require samples to be collected in staple closed bags once taken from the rig. They are then transported to the Esaase camp to be picked up by the laboratory truck. The laboratory truck then takes them to the laboratory directly.

Reference material is retained and stored at the Asanko exploration camp at Esaase, as well as chips derived from RC drilling, half-core and photographs generated by Diamond drilling, and duplicate pulps and residues of all submitted samples. Assessment of the data indicates that the assay results are generally consistent with the logged alteration and mineralisation, and are entirely consistent with the anticipated tenor of mineralisation.

Esaase Metallurgical Testing

Preliminary metallurgical test work for Esaase was conducted on behalf of Asanko by Coffey Mining in July 2007, to determine potential amenability of oxide, transition and fresh ore zones to heap leach and / or CIL processing routes. Test work was completed at the IML laboratory in Perth, Western Australia. All three ore zones displayed amenability to conventional gold recovery via cyanidation with reasonable gold recoveries and reagent consumptions at both ‘as received’ RC chip sizing and after grinding to typical CIL size ranges.

Mineralogical examination of the ore zones indicated the presence of coarse gold in the transitional and fresh samples. This gold was generally fine at around 10 μm and occluded in pyrite, with the exception of the fresh sample which contained larger, free gold grains up to 300 μm in size. Sulphide was predominately pyrite and minor arsenopyrite.

The ‘as received’ bottle roll tests conducted at approximately 1 mm were used to indicate the likely amenability to heap leaching. The oxide material produced a recovery of 85.8% with a residue of 0.18 g/t which is within the range of heap leach viable ores. The RC chip sample had a P80 sizing of 478 μm which is considerably finer than would be achieved in a full scale crushing operation and requires follow up bottle roll and column test work at coarser size fractions to confirm gold recovery and percolation rate information.

The fresh and transitional zones produced recoveries of 66.8% and 65.3% respectively, with considerably higher residues ranging from 0.60 g/t – 0.74 g/t. These samples, although potentially heap leachable, were also considerably finer (P80 sizing of ~1 mm) than would be achieved in a full scale crushing plant, and hence gold recoveries at coarser size fractions need to be investigated further. A summary of the ‘heap leach’ bottle roll tests are shown below. Both the transition and fresh samples were also of a relatively high gold grade, which can bias the ‘percentage’ gold recoveries. At a lower head grade, with the same residual value, the ‘percentage’ recovery would be significantly lower.

The cyanidation test work carried out at differing grinds was used to estimate the likely performance of a conventional CIL process route, including grind sensitivity, indicative gold recovery and reagent consumptions for each ore zone. In all three cases, maximum recoveries were achieved at 75 μm, however the oxide material showed little difference in recovery and residue grades below 300 μm. The grind-dependent nature of the fresh and transitional ores corresponds with the mineralogical data, in that the fine gold occluded in sulphide grains is liberated at finer grind sizes. Residue analysis indicated that a large portion of the non-leached gold resided in the -45 μm fraction.

During the 9 Month Transition Year, in support of the 2013 PFS, the Company initiated a comprehensive metallurgical test work program at Amdel Laboratory in Perth, Australia, designed to confirm the following:

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Earlier and extensive metallurgical test work showed that the Esaase ore body is amenable to recovery via the use of flotation.

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Examination of those results showed that this flowsheet could be further optimized through grind optimization tests, free gold recovery, flotation reagents suites and residence time in the float and leach plants.

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Having recently upgraded the Mineral Resource Estimate (“MRE”) it is clear that the expected float results could improve as the Esaase gold grades are now considerably higher than previously modeled.

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Extensive tailings characterization tests will also be completed on the Esaase material. The new flowsheet should improve environmental impacts for the project.

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Part of this program will re-evaluate the CIL flowsheet from previous work completed by Asanko.

The integrated metallurgical test work program was completed early in 2013, and showed significantly improved recoveries of approximately 5% to 92%.  The extensive final tests completed on the individual ore types returned average recoveries of 92%, a 5% increase:

•  85% for the oxide ore;

•  90% for transition ore; and

•  95% for fresh ore

There is still some test work that is in progress and is focusing on the optimization of the crushing and milling circuits, confirmation of the effect of concentrate regrind on leach kinetics, and CIL tailings detoxification characterization analysis.

The PFS flow sheet will comprise two stages of crushing, ball milling with an integrated gravity (free) gold recovery circuit, followed by flotation. The recovered flotation concentrate represents roughly 9% of the feed to the metallurgical plant. The concentrate will then be processed through a significantly smaller and more environmentally friendly conventional CIL circuit.

2013 PFS

The Company engaged DRA Mineral Process South Africa to manage 2013 PFS on the Esaase Gold Project based on the 2012 Resource Update.  The 2013 PFS was completed using the following parameters:

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Life of mine

minimum 10 years

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Average production

200,000 ounces of gold per annum

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Ore mining rate

5 million tons of fresh ore per annum

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Cut-off grade

0.6 g/t gold

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Recovery

Oxide 85%, Transitional 90% and Fresh Ore 95%

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Gold price

$1,400 per ounce

The key considerations in the PFS were the preferred mining and processing route, the scale of the operation,

throughput rate, project life and community and environmental impacts. The minimum life of the project is in excess of 10 years, but has the potential to be significantly increased, given the number of untested targets within close proximity to the current resource base as well as improved modifying factors that emerged at the end of the PFS. The PFS is therefor considered as a base case scenario.

2012 Resource Update

Cautionary Note to U.S. Investors Concerning Estimates of Indicated Mineral Resources. The following paragraph and accompanying table refers to “indicated mineral resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission.  The estimation of “indicated mineral resources” involves greater uncertainty as to their economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources. The following paragraph and accompanying table below also refers to “inferred mineral resources”.  We advise U.S. investors that while this term is recognized and, in certain circumstances, required by Canadian securities regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators), it is not recognized by the U.S. Securities and Exchange Commission. The estimation of “inferred mineral resources” involves far greater uncertainty as to their existence, economic viability and legal feasibility than the estimation of other categories of resources.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

The Company engaged Minxcon, a South African based mineral resource consultancy firm to complete the 2012 Resource Update for the Esaase project in Ghana. Minxcon has many years of Ghanaian experience and has worked extensively in Ghana on the Tarkwa and Damang deposits for Goldfields. Minxcon was engaged to review the mineral resource estimate and mine plan for opportunities to improve the minable ore grade and/or reduce the strip ratio during the early years of production. Minxcon concluded that there is an opportunity to improve the minable ore grade by using selective mining methods rather than the bulk mining method as proposed in the September 2011 PFS. The 2012 Resource Update, like the 2011 PFS has been superseded by or is incorporated into the 2013 PFS and hence is not incorporated into this AIF except through the 2013 PFS where still relevant.

Minxcon updated the refined block model utilizing existing data to more precisely delineate the mineralized zones within the resource area and produced a 2012 Resource Update for selective mine planning. (Table 7).

Note: Esaase’s 2012 Resource Update is now stated at a 0.6g/t cut off which is in line with the PFS selected whittle shell and detailed mine plan schedules and is also included in the 2012 Resource Update.

 Table 7: Mineral Resources for Esaase – Minxcon 2012 at 0.6 g/t cut off

Category	Tonnage	Au	Au
	Mt	g/t	Moz
Measured	23.37	1.49	1.12
Indicated	71.25	1.43	3.29
Total (M&I)	94.62	1.45	4.41
Inferred	33.59	1.40	1.51

Mining

The mining capital and operating cost estimates, mining schedule and 2012 Resource Update were prepared by independent consultants DRA (Mining Division) with the assistance of mine design specialists, CAE Mining Africa (Pty) Ltd from Johannesburg, South Africa and based on productivity and cost estimates received from Mining Contractors during the previous study phase.

As part of the 2013 PFS, a series of whittle pit optimisations were completed. Material classified in the Measured and Indicated categories were used in the whittle pit optimisation processes. Inferred Resources were excluded. A series of pits generated from a series of cutoff grades were run through Whittle and a financial model to generate the optimum mine plan for the Project. Once the optimal Whittle shell was selected, detailed mine designs, waste dump designs and LOM mining schedules were then completed using Studio 5 Planner and EPS Scheduling to determine the optimal long term mine plan (Table 8).

Table 8: 2013 PFS Mine Plan

	UOM	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Ore mined	‘000t	3,791	5,189	5,211	5,088	4,839	4,527	4,916	4,918	4,732	5,100	4,030
Grade mined	g / t	1.35	1.26	1.48	1.47	1.56	1.52	1.32	1.33	1.40	1.40	1.43
Waste	‘000t	20,737	25,339	23,214	24,278	26,543	25,361	15,606	24,302	14,562	17,284	7,021
Strip ratio	w:o	5.47	4.88	4.45	4.77	5.49	5.60	3.17	4.94	3.08	3.39	1.74
Plant feed	‘000t	2,562	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	4,778
Feed grade	g / t	1.63	1.31	1.50	1.46	1.53	1.44	1.31	1.32	1.36	1.41	1.32
Recovery	%	82.29%	85.12%	89.04%	88.38%	87.67%	90.20%	92.10%	92.81%	93.08%	93.30%	94.22%
Au produced	oz	110,772	178,630	214,166	207,878	215,982	209,457	193,601	197,361	203,991	211,780	191,717

As a result of the positive 2013 PFS, a portion of the resources in the 2012 Resource Update were converted to Proven and Probable Mineral Reserves (Table 9).

Table 9: Mineral Reserve Estimate – 2013 PFS

Proven			Probable			Total Mineral Reserves
Ore (Mt)	Gold Grade (g/t)	Gold Content (MOz)	Ore (Mt)	Gold Grade (g/t)	Gold Content (MOz)	Ore (Mt)	Gold Grade (g/t)	Gold Content (MOz)
22.85	1.43	1.05	29.49	1.40	1.32	52.34	1.41	2.37

Notes:

A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.  Inferred Mineral Resources are excluded from the 2012 Resource Update. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

The stripping ratio (waste:ore) for the life of mine (‘LOM’) is estimated to be 4.28:1. 52.3Mt of ore will be fed to the plant over the more than 10-year mine life at an average fully diluted grade 1.41g/t gold.

The 2013 PFS is based on contract mining utilizing truck and shovel surface mining. The basic mining fleet will comprise four 18m³ excavators (CAT 6030) and twenty-eight 100 tonne rigid dump trucks (CAT 777G). The trucks will be loaded by hydraulic shovels in a backhoe configuration for dispatch of ore and waste to the relevant dumping positions.

Distances and haul road profiles have been used to calculate hauling productivities of the mining fleet, fleet size and to meet the mining schedule requirements. The haul road maintenance will be supported by two large graders (CAT 16M) and one smaller grader (CAT 14H/M) and two water carts (CAT 773D WT). The fleet will be supported by dozers, service trucks, tractors, workshop infrastructure and tyre handlers.

The run of mine (‘ROM’) ore will be tipped onto the ROM pad stockpiles with flexibility of direct tipping into the primary crusher. The ROM pad is situated 1.3km from the pit exit. Waste will be hauled to three strategic waste dump positions situated in close proximity to the pit to reduce operating costs.

Bench heights employed are based on geotechnical recommendations and practical fleet considerations for the project. Oxide material will be mined with 10m benches, while fresh material will have 20m bench heights.

Pit dewatering has been provided for each pit and is integrated with the overall storm water management philosophy developed for the Project.

The average mining cost over the LOM is estimated at $3.20 per tonne mined (ore and waste), which equates to a total mining cost of $414.06 per ounce of gold produced. Waste mining and haulage costs are $2.86/tonne whilst ore mining and haulage costs are $4.64/tonne. The major difference between the two being for the design of grade control for selective mining purposes of ore.

Mining capital requirements for initial contractor mobilisation, establishment of the contractor, and site clearing is estimated to be $13.7 million. As the Esaase deposit is a green field site which starts with the mining of a ridge of approximately 100 metre high hills, there is very little pre-stripping to be done. A pre-strip cost has been included in the capital in the sum of $6.9 million. Most of the pre-strip material will be used for initial tailings dam wall construction.

Processing

Under the supervision of Lycopodium in Australia four extensive phases of test work were completed for the Esaase Gold Project up to and including the Esaase PFS that was published in 2011.  Based on a review of the phase I – IV test work, a phase V test work programme was initiated by DRA in the last quarter of 2012 and completed in Q1 2013. By doing additional test work on composite samples made up of the left over material from the phase III and IV test work, an optimal plant configuration was developed (Figure 8).

Figure 8 : Process Flow Sheet

The plant is a conventional crushing, milling, gravity recovery followed by flotation, with the flotation concentrate being reground and then leached in a standard CIL circuit using AARL elution technology. The flotation tails are low enough in grade to be discarded.

ROM ore will be treated in an open circuit primary crushing system consisting of ROM bin and gyratory crusher. Product from the primary crusher will be conveyed to a secondary cone crusher. Secondary crusher product will be routed onto a 10,000t mill feed stockpile. Material will be withdrawn from the stockpile using belt feeders that feed directly onto the mill feed conveyor.

The ball milling circuit is designed to a feed rate of 635t/h dry solids. The mill will operate in closed circuit with a cluster of hydrocyclones. The ball mill will be a 13MW dual motor configuration producing a p80 grind of 75μm.The cyclone overflow will be gravity fed to a flotation circuit. The cyclone underflow will be sent to a primary gravity concentration circuit, with the tails being recycled to the mill feed.

The primary gravity concentrator circuit will include two independent Knelson XD-48 concentrators with capacity to each treat 400t/h. The gravity concentrate will report to a high intensity batch dissolution reactor. The pregnant solution from the intensive dissolution reactor will be pumped to the electrowinning cell feed tank.

The flotation circuit will comprise of a single bank of seven 130m3 forced air rougher flotation cells in series. The flotation tailings will be pumped to flotation tailings storage facility while the flotation concentrate will be fed to de-sliming cyclones on a regrind circuit. The cyclone overflow will be routed to a pre-leach thickener while cyclone underflow will be treated in a Vertimill to achieve a P80 of 20μm. Regrind mill product will be pumped to a secondary gravity concentration unit; the concentrate will be routed along with concentrate from the primary gravity concentrator to the intensive dissolution reactor. Pre-leach thickener underflow will be pumped to the CIL circuit.

The CIL circuit will consist of seven 330m3 tanks in series. Slurry will flow from one CIL tank to another via Kemix inter-tank pumping systems. CIL tailings will be screened for carbon and pumped to the cyanide and arsenic detoxification circuits. Detoxification will be achieved by the SO2/Air process in two detox tanks. Copper Sulphate will be added to catalyse the reaction. The detox circuit will be operated to achieve a cyanide concentration in the final tailings stream of <50ppm CNWAD. Chloride addition in a third tank will be used to facilitate the precipitation of the arsenic, present in the tailings stream. The arsenic concentration, in solution, will be reduced to <0.1ppm As.

The CIL carbon will be batch treated in a split AARL elution circuit consisting of an acid wash vessel and 5 tonne elution column with a heater facility. Eluate produced during the elution cycle will be pumped to electrowinning circuit feed tanks. Eluted carbon will be removed from the column and transferred to the carbon regeneration kiln and after regeneration back to the CIL circuit.

Pregnant solution from the CIL elution circuit as well as the intensive leach reactor will be circulated through an electrowinning circuit. Loaded cathodes will be removed periodically from the cells, the gold sludge will then be washed, dried and smelted. The gold produced will be in a form of Dore bars. The Dore bars will be cleaned, labeled, assayed and prepared for shipping to Rand Refinery. Ownership will transfer upon loading to Rand Refineries transporters at the mine.

The phase V testwork also confirmed the plant recoveries (Table 9) and operating costs (Table 10) that could be expected from this plant configuration. The testwork also compared the performance of a flotation circuit against a whole ore leach circuit for trade off purposes. The flotation circuit was selected as it gave similar LOM recoveries at significantly lower operating costs. The recoveries below include a 1.09% recovery discount over and above the final recoveries received from the recently completed metallurgical test program. This is considered prudent as it allows for practical processing limitations in a live operating environment.

Table 9: LOM Process Plant Recoveries

Composite	Gravity -Flotation-CIL
P80 =75μm based on Phase V Composites
Laterite	84.5%
Oxide	84.7%
Transitional	91.2%
Fresh	94.2%
Recovery Discount	1.09%
LOM Recovery	90.06%

Table 10: LOM Process Plant Operating Costs

Gravity-Flotation-CIL P80 =75μm
LOM $/t
Crusher Liners	$0.09
Mill Liners	$0.18
Grinding Media	$0.35
Reagents (Flotation)	$1.20
Reagents (CIL)	$2.79
Reagents (Detox)	$0.13
Reagents (Other)	$0.19
Tailings	$0.19
Power	$3.80
Labour	$0.60
Maintenance	$0.43
Laboratory	$0.14
Other	$0.27
Total	$10.37

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure is estimated at $286.4 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including a 10% contingency amounting to $26 million. The engineering has been developed to support a capital and operating cost estimate to a nominal accuracy of -15% to +25% (Table 11).

Table 11 : Capital Costs

Description	Cost ($ million)
Process plant *	82.9
Mining (pre-production costs)	15.9
Power infrastructure	36.0
Buildings, offices and accommodation	5.1
TSF, WRD, ROM, water supply, civils	41.1
Roads and construction camp	12.9
CSR, owners team, general and admin	41.6
EPCM	20.6
Spares and consumables	4.3
Sub total	260.4
Contingency	26.0
Total	286.4

* Excluding contingency and attributable EPCM

A summary of the process plant capital costs are shown in the Table 12 below (-15% to +25% nominal accuracy).

Table 12 : Plant Capital Costs

Description	Cost ($ million)
Earthworks and general	4.8
Civils	5.9
Structural steel and platework	14.4
Mechanicals	35.8
Piping and valves	5.2
Electrical and instrumentation	12.8
Transportation	4.0
Total *	82.9

* Excluding contingency and attributable EPCM

Operating costs

The average LOM cash operating cost is estimated at $736 per ounce with steady state cash operating costs of $724 per ounce (Table 13). These costs are based on the treatment of 5 million tonnes of ore per annum producing an average 200,000 ounces of gold per annum.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs

Table 13 : Cash Operating Costs

Description	$/oz Gold	$/t milled
Waste mining	300.26	12.24
Ore mining	113.84	4.64
Processing	254.19	10.37
General and administrative	62.14	2.53
Refining	5.35	0.22
Total cash operating costs	735.78	* 30.00
Royalties	77.00	3.14
Total cash costs	812.78	33.14
Sustaining and deferred capex	30.36	1.24
All-in sustaining cash cost (pre-tax)	843.14	34.38
Taxation	146.71	5.99
All-in sustaining cash cost (post-tax)	989.85	40.37

* Applying a life of mine strip ratio of 4.28

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price (Table 14)

Table 14 : Key Sensitivities

	Discount Rate
Price Au / oz	3%	5%	6%	7%	8%	IRR
1,100	95,065	50,748	31,242	13,285	(3,266)	7.8%
1,200	209,726	155,143	131,026	108,768	88,199	13.4%
1,300	321,079	255,513	226,502	199,700	174,908	18.5%
1,400	431,498	354,713	320,706	289,269	260,172	23.2%
1,500	541,654	453,581	414,547	378,446	345,017	27.6%
1,600	651,608	552,188	508,101	467,311	429,525	31.7%
1,700	761,531	650,765	601,624	556,146	514,005	35.8%

Numbers quoted as net present value (‘NPV’) discounted at various discount rates and expressed in thousands of US dollars

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot (Table 15).

Table 15 : Tornado Plot of Various Parameters

	Flex	Positive Case	Negative Case
Process recovery	1%	13,846	(13,844)
Taxation	2.5%	14,823	(14,823)
Discount	1%	36,835	(34,007)
Feed grade	1%	13,823	(13,824)
Selling price	$100	98,868	(99,200)
Operating cost	3%	23,589	(23,596)
Installation capex	10%	19,562	(19,579)

Civil and Infrastructure

An amount of $41.1 million has been provided for the tailings storage facility, waste rock dumps, run of mine, water supply and related civil works as part of the infrastructure capital costs. In addition, a further

➢

$7.8 million has been included in deferred capital for buffer dams and dewatering dams

➢

$10.8 million has been included in the operating costs for tailings management through the current life of mine

The layout of the process plant and mine facilities have been planned to take advantage of the natural topography and minimise impact on the environment.

The total power requirements for the Project are estimated at 19.7 MW of consumed power. The PFS assumes power will be generated on-site with medium fuel oil (‘MFO’) generators at a cost of $0.15 per kilowatt hour.  Alternative power options are available to the Project and will be considered in more detail during the DFS.

The process make-up water dam of the PFS has been augmented by a Buffer Dam to supplement the plant make-up water requirements during the dry season as well as being used for environmental discharge control during the wet season. Site selection was based on optimizing quantity requirements and providing downstream pollution control for the numerous mining areas, waste dumps and tailings storage facilities.

Community and Employment

The Company has continued to work closely with all stakeholders, including the local communities and relevant authorities, in all aspects of the work completed on the Project to date. The Company estimates that approximately 1000 jobs will be created during the development and construction phase, of which approximately 250 will be employed from the local communities.

An ongoing workforce of 683 is expected to be required to operate the mine. Permanent employees will be largely sourced from the local communities and elsewhere within Ghana, which has a highly trained mining workforce due to a mature gold mining industry.

Project Schedule

A Detailed Project Implementation Plan was completed as part of the PFS. The plan demonstrates that the Project can be ready for commissioning within 18 months from the start of detailed engineering.

Study Consultants

The 2013 PFS has been managed by DRA and completed by a number of industry recognised consultants engaged by the Company (Table 16).

Table 16 – 2013 PFS Consultants

DRA Mineral Projects	Study Management, Process Plant, Power Supply, Infrastructure and Capital and Operating Costs
DRA Mining (Pty) Ltd	Reserve Estimation and Mining Design
CAE Mining Africa	Detailed Mine Design
Minxcon	Mineral Resources Estimation
OHMS	Mining Geotechnical Study
Amdel	Metallurgical and Laboratory Testwork
Epoch Resources (Pty) Ltd	Tailings Storage Facilities
Epoch Resources (Pty) Ltd	Social and Environmental Impact Assessment
Coffey Mining	Hydrogeology
Venmyn Deloitte	43-101 including Financial Model Development and Related Analysis

DRA has been established for over 25 years and has extensive experience of design and construction of mineral processing plants and infrastructure throughout Africa.

OTHER (NON-MATERIAL) PROJECTS

ASHANTI GOLD BELT

Kubi Gold Project

Location

The Kubi Project is located 65 km east of the Obotan Gold Project, 15 km immediately south along strike from the Obuasi gold mining complex (owned by AngloGold Ashanti) and 12 km north east of the Edikan Gold Mine (owned by Perseus Mining). The Kubi tenements cover the intersection of two major regional geological structures – the north-south trending Ashanti shear zone and the east-west trending structures associated with Perseus Mining’s Edikan Gold Mine. (See Figure 9).

The Kubi Project comprises two mining leases which cover a total of 19.34 km² and prospecting licenses which covers 32.83 km². The Kubi Project is predominantly located in the Adansi South District of the Ashanti Region and a portion of the Upper Denkyira District of the Central Region of Ghana.  Dunkwa is the closest major town to the concession. The Supuma Shelter Belt forest reserve covers approximately 10% of the project area.

Ownership - The Kubi Mining Leases

The Kubi mining leases, which expire on September 17, 2028, are held by NRGL for the exploitation of gold only and cover a combined area of 19.34 km2.  Royal Gold, Inc. of Denver holds a 3% net proceeds of production royalty interest.

Figure 9: Kubi Project Location/Tenement Plan

625,000E
650,000E
Mine/Deposit
Interpreted east-northeast structure
Ashanti shear zone
Ashanti gold belt
Kubi project tenements
AngloGold Ashanti tenements
Perseus Mining tenements
AngloGold Ashanti
Obuasi Mining/Milling
Complex
60 Moz Au
Obuasi
675,000N
675,000N
Kubi Project
513 Prospect
Kubi South Prospect
Kubi Deposit
Dunkwa
Ashanti Gold Belt
Perseus Mining
Edikan Gold Mine
6.6 Moz Au
Ashanti Shear boundary
Ashanti Shear Zone
Kubi Shear boundary
10 Kilometres
WGS 1984 UTM Zone 30N
625,000E
650,000E
PMI_KUB0003D

Geology and Mineralization

The Kubi deposit is situated at the intersection of regional NE-SW trending shear zones, which represent reactivated thrust faults that form the Birimian-Tarkwaian contact, and a major N-S trending basement fault. Gold mineralization occurs in a 1.0 to 15.0 metre thick garnetiferous horizon within Birimian age metasediments which are contained within a north-northeast trending Kubi shear zone, forming the eastern boundary of the Ashanti shear zone close to the Birimian-Tarkwaian contact. This garnetiferous horizon contains fine grained gold associated with minor (5-15%) pyrite and pyrrhotite as well as some coarser gold which is associated with relatively narrow quartz veins.

The ‘Garnet Zone’ constitutes 85% of the Kubi Main resource.  It is a distinct, laterally persistent, rock unit located within the major boundary shear zone and characterized by dense garnet and amphibole development, pyrrhotite, arsenopyrite and free gold within quartz veins.  Within the Kubi Main Deposit, it can be traced for two kilometres along a consistent 020° strike, and with a steep westerly dip of 85° to 75°.

Historical Exploration

Most exploration work within the Kubi Project was completed by PGK between 1997 and 1998.  During this time over 35,500 metres of RAB, reverse circulation and diamond core drilling was completed and almost 14 km of trenches excavated.

Previous exploration at Kubi principally focussed on the Kubi Main Deposit on the Kubi shear and on geophysical anomalies. Exploration by previous explorers at Kubi indicated that near-surface gold anomalism is extensively distributed along the Ashanti and Kubi shears the bounding structures of the belt dominant Ashanti Shear Zone; however deeper drilling has only been carried out at isolated locations, and was principally focused at the Kubi Main Deposit on the Kubi shear and on geophysical anomalies, and none of the previous deeper drilling tested the recent anomalous auger targets.

PMI commenced exploration activities on the Kubi Project in 2009. The focus of work was to further assess target areas outside the limits of the defined mineral resource. Work included airborne magnetic and radiometrics (1,390km), ground VLF-EM (82.6km), induced polarization surveys (58.7km), soil and auger geochemical sampling (230 holes for 890 m) in selected parts of the concession area followed by diamond drilling (22 holes for 2,559 m) which was completed as part of the 2009/2010 drilling program.

A total of 66,312 m of diamond core drilling in 226 drill holes the Kubi Main Deposit area was used for the mineral resource estimate in the Kubi Report.

Figure 10  Kubi Footwall Main Zone

5 200mN
5 400mN
5 600mN
5 800mN
6 000mN
6 200mN
6 400mN
N
5200mRL
5000mRL
4800mRL
4600mRL
Backfilled Pit
Forest Reserve
Surface
Open Along Strike
2.60m @ 9.21g/t Au
4.50m @ 9.39g/t Au
2.30m @ 12.25g/t Au
2.15m @ 12.95g/t Au
2.00m @ 19.12g/t Au
3.60m @ 15.12g/t Au
3.45m @ 6.96g/t Au
2.40m @ 9.22g/t Au
2.00m @ 13.61g/t Au
2.50m @ 19.60g/t Au
2.00m @ 4.75g/t Au
4.00m @ 14.09g/t Au
2.00m @ 8.77g/t Au
3.50m @ 5.90g/t Au
2.00m @ 18.21g/t Au
2.20m @ 10.18g/t Au
2.02m @ 13.43g/t Au
2.00m @ 6.38g/t Au
Open at Depth
Open at Depth
Open at Depth
Open at Depth
Open at Depth
GRADE CONTOURS
g/t GOLD
> 8.0
6.0 to 8.0
4.0 to 6.0

0 200m

PMIGOLD

OBOTAN GOLD PROJECT, GHANA
KUBI GOLD PROJECT

Kubi Footwall / Main Zone
Contoured Grade Au g/t cut off to 25g/t

September 2011

Mineral Resources

The Company commissioned SEMS Exploration Services Ltd. (SEMS), Ghana in November 2010 to prepare a revised independent mineral resource estimate for the Kubi Project that was to better reflect the proposed underground mining methods suitable for a narrow, high grade, gold deposit such as Kubi. The methodology employed in the current estimation process utilized a 3-dimensional wireframe model of mineralization interpreted with 2.0 g/t Au sample cut-off grade, defined on cross sections at approximately thirty meter intervals.

Summary statistics and semi-variograms were constructed using one metre sample composites of gold values that locate within mineralised domains. An inverse distance squared method was used to interpolate grades into the model.  Resource classification was carried out using solid wireframes to flag blocks as measured, indicated and inferred.

Table 11 summarizes the mineral resource estimates at 2.0 g/t Au block cut-off grades within the Kubi Main Deposit and sets forth the mineral resource estimates by material type (at 2.0 g/t Au block cut-off grades) within the Kubi Main Deposit.

Table 17: Kubi Main Resources

Kubi Gold Project – N43-101/JORC Code Compliant Mineral Resource Estimate Effective December 10, 2010
Category	Tonnage	Grade	Contained Gold
	Tonnes (million)	Au g/t	Ounces
Measured	0.66	5.30	112,000
Indicated	0.66	5.65	121,000
Total Measured & Indicated	1.32	5.48	233,000
Inferred	0.67	5.31	115,000
Material Type	Tonnes (million)	Au g/t	Ounces
Oxide	0.12	5.07	19,000
Fresh	1.88	5.44	329,000
Identified Mineral Resource (2.0g/t Au Cut-off). Mineral Resource Estimates by Material Type (2.0g/t Au Cut-off)

Prior Operations

The Kubi Main open pit gold mine was operated by Ashanti Goldfields and AngloGold Ashanti in two phases between 1999 and 2005. The Kubi Main open pit produced approximately 60,000 ounces of gold from 500,000 tonnes of oxide ore grading 3.65 g/t gold.

Recent Developments on the Kubi Project

The Company’s exploration activities through to the end of 2012 were focussed on completing the second phase of a 10,000 metres auger drilling program over the Ashanti and Kubi shears. The program was designed to evaluate historical gold anomalous results along strike from the previously reported 513 Prospect and systematically test the entire Ashanti Shear Zone, surrounding country rocks and areas of alluvial cover.

The auger program proved successful in defining extensions to the 513 Prospect, delineating multiple series of gold in auger anomalies over a 5km strike extent of the NE trending Ashanti and Kubi shears, and a series of east-northeast trending structure corridors (8 in total), considered to be a favourable control of gold mineralization in Ghana, interpreted from aeromagnetic data to regularly cut across the gold anomalous corridor.  The positive results provided a series of targets for follow-up drilling as part of the 2012/2013 exploration program.

During 2013, a program of 12 diamond drill holes for 2,164.5 metres was undertaken at Kubi South.  The holes were drilled on a nominal 100 metres line spacing 25 metres apart, and was designed to follow up historical mineralized intercepts and test the continuity of known mineralization along strike and down dip.  Drilling intersected multiple zones of significant gold mineralization ranging in strike length from 150 metres to 300 metres, open along strike to both the north and south, and also down dip.

Other Asanko Province Concessions

Outside of the Obotan Gold Project certain concessions split into north and south defined project areas.  The Asanko concessions offer significant exploration upside along the Abore, Nkran and Fromenda shears within the Asankrangwa Gold Belt:

Asanko North Concessions:

•

Focus is on the development of oxide resource targets within a 15km economic trucking distance to the proposed processing facility at Nkran deposit.   Termed the Obotan Exploration Area of Influence, these concessions include:  Kaniago (Adansi), New Obuasi, Gyagyastreso (Switchback

North) and Nkronua-Atifi (Swtichback South), Datano, and the Afiefiso portion of the Diaso-Afiefiso concession.

Asanko South Concessions:

•

Focus is on the exploration of resource targets within the southern 40 km of the Project (and outside of the 15km Obotan Exploration Area Influences zone), with a focus on the establishment of a new stand-alone mining operation.  Termed Asanko South Regional Exploration, these concessions include: Diaso portion of the Diaso-Afiefiso concession, Amuabaka, Juabo, Agyaka Manso and Manhia.

Recent Developments at the Obotan Exploration Area of Influence

Target areas on the northern Asanko concessions was the main focus of regional exploration drilling during the reporting year, with campaigns at Fromenda Prospect, Kaniago (Adansi) Prospect and Afiefiso Prospect, all high priority targets located within an economic haulage distance of a proposed processing facility at Nkran.

Fromenda Prospect

The Fromenda Prospect is located on the north-east striking Fromenda hear, which is interpreted from geophysical data to form the eastern margin of a regional north-east trending structural corridor. The corridor comprises a parallel series of at least three continuous, shear zones interpreted to control the regional distribution of gold mineralization, particularly at intersections with cross-cutting ENE structures, as characterises the Company’s Obotan Gold Project deposits to the north. At the Obotan Gold Project the gold mineralization is located on the Nkran and Abore shears located to the west of the Fromenda Shear. Based on historical exploration results the Fromenda Shear, and in particular the Fromenda Prospect, is considered by the Company to represent a high priority exploration target.

Drilling at the Fromenda Prospect commenced in February 2012, with 68 RC holes drilled for a total of 6,775 metres. 2012 drilling results confirmed the internal continuity of known mineralization and extended it to depths in excess of 100 metres.  Gold mineralization is open along strike to both the north and south, and is open down-dip offering the potential to be a more extensive system than presently drilled.

Significant intercepts (>0.5g/t Au - true widths are estimated at 60% to 70% of the stated drill intercept) include:

●

NBRC12-021 5m @ 1.33g/t Au from 36m

●

NBRC12-030 2m @ 3.94g/t Au from 21m

●

NBRC12-035 36m @ 1.74g/t Au from 82m (including 1m @ 11.78g/t Au from 86m)

●

NBRC12-036 3m @ 2.07g/t Au from 116m

●

NBRC12-038 40m @ 2.06g/t Au from 55m

●

NBRC12-054 8m @ 6.80g/t Au from 18m (including 1m @ 38.18g/t Au from 25m)

●

NBRC12-055 17m @ 4.28g/t Au from 4m (including 3m @ 15.58g/t Au from 12m)

Results further confirm the occurrence of a gold system over a strike extent in excess of 500m, which remains open down-dip.

Kaniago (Adansi) Prospect

The Kaniago (Adansi) Prospect represents one of a series of exploration targets along the Abore Shear generated by geological mapping and a low-level detailed airborne magnetic survey previously undertaken by PMI. In June 2012, PMI announced results from a reconnaissance aircore drilling program of 133 holes, drilled for 7,349 m. Drilling targeted a brittle greywacke unit where the north-east trending Abore Shear zone intersects with cross-cutting east-northeast striking structures, which are interpreted to be the main structural control for gold mineralization at Obotan (PMI) and Esaase (Asanko Gold Inc., formerly Keegan Resources).  A series of narrow, sub-parallel, north-east trending gold anomalies of greater than 0.1 g/t Au were delineated from the drilling.

The strike lengths of individual anomalies range from 400 metres to 1,200 metres and all are open along strike and down dip, increasing the ongoing exploration potential of the area. Results confirmed the broader gold potential of the Abore, Nkran and Fromenda Shears to host significant gold mineralization.

A follow-up Reverse Circulation (RC) exploration program was completed in late 2012, designed to test the gold anomalies discovered by the earlier air core exploration program, and to test depth extensions of mineralization. A total of 56 drill holes were drilled for 5,143 m, confirming mineralization over a strike length of up to 800 m to depths of 75 m.  Significant intercepts (>0.5g/t Au – true widths are estimated at 60% to 70% of the stated drill intercept) include:

●

KARC12-001 8m @ 1.32g/t Au from 1m

●

KARC12-002 10m @ 1.02g/t Au from 79m

●

KARC12-004 17m @ 1.58g/t Au from 20m

●

KARC12-005 11m @ 2.10g/t Au from 39m

●

KARC12-006A 13m @ 1.10g/t Au from 92m

●

KARC12-054 7m @ 2.43g/t Au from 9m

Afiefiso Prospect

A first pass regional aircore exploration drilling program was undertaken at the Afiefiso Prospect during the reporting year. Drilling was designed as a first-pass test of a strong (>100ppb) gold in soil geochemical anomaly, defined by previous explorers, which extends over a length of 2 km striking north-east and is 200-500 metres wide. The soil anomaly is situated in a similar geological setting to the Obotan deposits, at the junction of the regional north-east trending Fromenda Shear, and interpreted east-northeasterly cross-cutting structures within a sequence of meta-sedimentary rocks.

The program comprised broadly spaced reconnaissance aircore traverses (145 holes on four traverses at 200-800 m intervals).  A total of 10,018 m has been drilled into the prospect.  Drilling intersected multiple zones of anomalous gold at shallow depths (<100 m), striking parallel to the Fromenda Shear over a length of up to 1,600 m and downhole widths of 2-12 m.

Encouraging shallow gold intersections (>0.1 g/t Au – true widths are estimated 60% to 70% of the stated drill intercept) include:

●

AFAC12-001

16m @ 1.73 g/t Au from 11m (including 3m @ 7.58 g/t Au from 19m)

●

AFAC12-003

6m @ 0.72 g/t Au from 21m

●

AFAC12-011

15m @ 1.16 g/t Au from 44m (including 2m @ 4.99 g/t Au from 48m)

●

AFAC12-016

9m @ 0.97 g/t Au from 49m (including 2m @ 2.76 g/t Au from 50m)

●

AFAC12-073

3m @ 13.64 g/t Au from 12m (including 1m @ 40.57 g/t Au from 12m)

A further Reverse Circulation (RC) drilling program was undertaken to follow-up anomalous gold assays with a total of 39 holes drilled for 3,374.5 m.  Drilling confirmed multiple zones of shallow gold mineralization over a strike length of up to 400 m and down to depths of 70 m.  Mineralization remains open both along strike and at depth, offering valuable exploration targets for further follow-up.

Significant intercepts (>0.5g/t Au - true widths are estimated at 60% to 70% of the stated drill intercept) include:

•

AFRC12-004

7m @ 1.86 g/t Au from 42m (including 1m @ 7.59 g/t Au from 45m)

•

AFRC12-008

11m @ 1.42 g/t Au from 34m

•

AFRC12-009

6m @ 1.32 g/t Au from 28m (including 1m @ 4.91 g/t Au from 29m) and 14m @ 1.37g/t Au from 39m

•

AFRC12-019

9m @ 1.34 g/t Au from 87m (including 1m @ 7.51 g/t Au from 95m)

•

AFRC12-032

4m @ 3.09 g/t Au from 89m (including 1m @ 11.31 g/t Au from 89m)

•

AFRC12-035

2m @ 4.37 g/t Au from 94m

Recent Developments at Asanko South Regional Exploration Project

Diaso Prospect

A total of 222 RC holes for 19,675 m were drilled to test 3 separate target areas, highlighted as “Block A”, “Block B” and “Block C” within the prospect (see Figure 13).  Samples were submitted to MinAnalytical Laboratory in Perth, Western Australia, for 50g Fire Assay treatment with Atomic Absorption Spectrometry (AAS) finish. All assay results have been received.

A total of 147 holes were drilled for 12,560 m into an area known as Block A. Drilling was undertaken on a nominal spacing of 400 m x 50 m and designed to test the intersection of an interpreted east-west structure with the Fromenda Shear. Highlights include:

●

DARC12-057 17m @ 0.75g/t Au from 70m

●

DARC12-058 12m @ 2.06g/t Au from 8m (including 2m @ 5.02g/t Au from 14m)

●

DIRC12-022 11m  @ 0.77g/t Au from 106m

●

DIRC12-033 5m     @ 1.06g/t Au from 20m

●

DIRC12-046 3m     @ 16.43g/t Au from 55m (including 1m @ 48.41g/t Au from 55m)

A total of 54 holes were drilled for 4,697m into an area known as Block B. Drilling was undertaken on a nominal spacing of 400 m x 50 m and, as with Block A, designed to test the intersection of an interpreted east-west structure with the Fromenda Shear. Highlights include:

●

DARC12-092 3m @ 32.89g/t Au from 27m (including 1m @ 73.14g/t Au from 27m)

●

DARC12-094 2m @ 4.89g/t Au from 27m

●

DARC12-112 1m @ 5.58g/t Au from 60m

A total of 21 holes were drilled for 2,418 m into an area known Block C. This represents the first phase of drilling to be completed in the target area. Drilling was undertaken on nominal 100 m x 50 m spacing and designed to test coinciding favourable intersecting structures with an anomalous gold in soil geochemical anomaly and adjacent to artisanal workings. Highlights include:

●

DIRC12-089 20m @ 1.40g/t Au from 46m

●

DIRC12-092 7m   @ 2.53g/t Au from 140m

●

DIRC12-093 23m @ 1.26g/t Au from 120m

●

DIRC12-101 11m @ 4.35g/t Au from 133m (including 2m @ 16.87g/t Au from 133m)

●

DIRC12-107 3m   @ 1.90g/t Au from 96m

Figure 11: Diaso Prospect – Location of Target Areas with Aeromagnetics

Fromenda Prospect
New Obuasi
Block C Drilling
Inset C
Inset A
Nkran Shear
Amuabaka
Diaso
Block A Drilling
680,000N
680,000N
Fromenda Shear
Inset B
Block B Drilling
2 Kilometres
WGS 1984 UTM Zone 30N
Drill collar - recent RC drilling
Drill collar - previous drilling
PMI Tenement
Juabo
595,000E
600,000E
ASK_0002A

The Asumura Property

The Asumura Property is without known reserves and the work being done by Asanko is exploratory in nature. Asanko’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Asanko entered into an agreement with GTE Ventures Ltd. (“GTE”), an unrelated privately held Ghanaian company, which allows Asanko to acquire 100% of the Asumura Property by performing work expenditures totaling $1 million, delivering cash payments totaling $100,000 and delivering shares of Asanko totaling $100,000 in value over a period of three years, under the following schedule:

pay $100,000 as follows:

-

$10,000 upon signing the agreement (paid);

-

$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares)

-

$60,000 on or before October 8, 2007. (paid through the issuance of 20,087 shares)

issue common shares of the Company with a value of $100,000 to GTE as follows:

-

common shares with a value of $10,000 upon regulatory approval (issued  13,899 shares);

-

common shares with a value of $30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and,

-

common shares with a value of $60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

complete $1,000,000 of exploration work on the Asumura Property as follows:

-

$80,000 on or before July 31, 2005, (incurred);

-

an additional US$400,000 on or before July 31, 2006 (incurred); and

-

an additional US$520,000 on or before July 31, 2007 (incurred).

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura Property, subject to a 3.5% NSR royalty, 50% of which may be purchased for $2,000,000. If the property is converted to a Mining License, it may become subject to a 5% gross revenue royalty and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. as finder’s fees with respect to the original option agreement.

During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional $4,000,000.

Location

The Asumura Property is located in the southwestern part of Ghana and is divided into two parts by the Bia River. The western part of the property is within the Western Region of Ghana in the Juabeso Bia District and the eastern part is in the Brong Ahafo Region of Ghana.

Accessibility, Climate, Infrastructure and Physiography

The Asumura Property is accessible from the town of Kumasi by road, the majority of which is asphalt. The last 22 miles is a laterite road. Laterite is a surface formation, found mostly in tropical areas, which is enriched in iron and aluminum. Within the property, there is a good network of laterite roads and foot trails, which provide access for the exploration crews.

Annual rainfall is between 58 inches and 78 inches and temperatures vary between 72 degrees and 97 degrees Fahrenheit with an average of about 84 degrees Fahrenheit. A major rainy season occurs from April to July followed by a minor one from September to October.

The closest town, Goaso, is about 24 miles away. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana Telephone system via radio, and an internet café with satellite dish.

The Asumura Property is sparsely populated.

Land Status, Existing Agreements and Permits to Work

The Asumura Property currently consists of two exploration concessions:  Fosukrom and Asumura, which together equal 279.4 sq km.  Asanko entered into an agreement with GTE which allowed Asanko to acquire 100% of the private interest in the Asumura Property by performing work expenditures totaling $1 million, delivering cash payments totaling $100,000 and delivering shares of Asanko totaling $100,000 in value over a period of three years. GTE retained a 3.5% NSR, 50% of which may be purchased for $2 million by Asanko.  The Ghanaian government is also entitled to claim a 5% revenue royalty after the property is converted to a mining license. The Ghanaian government is also entitled to a 10% free carried interest in the project.  During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional $4,000,000.

The exploration license allows Asanko permission to trench and drill on the property, providing Asanko obtains a permit from the EPA.  Asanko obtained its permits for 2006 in January 2006 and has renewed these permits annually from 2007 up to 2012.

Regional and Property Geology

The Asumura Property is located in Southwest Ghana which is dominated by the Birmian Supergroup of metasedimentary and metavolcanic rocks with various granitoid intrusions. Within the Birmian Supergroup, northeast striking mafic metavolcanic belts are separated from intervening metasedimentary basins by major faults. The Asumura Property is situated on the NW edge of the Sefwi-Bibiani Greenstone Belt along a well-defined zone of gold occurrences. It covers a 6 kilometer segment of grandiorite-metasediment contact and a 5 kilometer segment of a metavolcanic-metasediment contact.

Through surface geochemistry and aeromagnetic and EM studies, three major gold bearing regional structures have been located on the property, one of which is the belt bounding structure mentioned in the previous paragraph.

History

The Asumura Property was once licensed by Anglo American Plc., an unrelated public company. Asanko is unaware of any surface exploration that Anglo American carried out in the area.  There are no recorded mineral resources, reserves, or production from this property.  When Asanko entered into the option agreement with GTE, there were no known exploration samples of any kind taken from the property.  Zaknet, Inc., a private Ghanaian company unrelated to Asanko, acquired a reconnaissance concession from the Ghanaian government in 2003.  They quit, claimed the property to GTE in 2004 and Asanko entered into an option agreement with GTE in 2005.

Recent Activities by Asanko

Asanko initially explored the concession using stream sediment techniques.  After discovering significant stream sediment anomalies, Asanko conducted reconnaissance soil sampling in the drainages, which showed anomalous gold in the stream sediments.  Asanko subsequently used grid sampling soil techniques at approximately 100 meter line spacing and 25 meter sample spacing together with induced polarization (“IP”) geophysical surveying.  The end result was the discovery of three distinct anomalies in the Twiapasi, Wagyakrom and Mangoase areas. The Twiapasi and Wagyakrom anomalies are on the southern side of a large topographic depression that hosts the Bia River and one of its major tributaries.  The Mangoase anomaly is on the north side of the trough and parallels the east north east trend. The next phase will include further soil sampling, induced polarization geophysical studies and augur drilling.

Asanko received approval from the Ghanaian government during the latter part of 2005 to convert its holdings from reconnaissance to exploration concessions. This conversion allowed exploration trenching and drilling to proceed after successful permitting from the EPA in early 2006.

The Company began drilling at the Asumura Property shortly after receiving the approval from the Ghanaian government. Asanko drilled 124 shallow (30-102 meter) reverse circulation holes and 13 core holes.  Asanko discovered from 10-30 meter widths of 0.5-1.68 g/t Au mineralization at the Wagyakrom and Mangoase anomalies.

Subsequent to the initial drilling, Asanko was able to obtain aeromagnetic geophysical data for the entire property that caused Asanko to prioritize the existing Mangoase area and to identify a new potential mineralized structure: the Bia structure, which underlies the previously described topographic depression transcending the length of the property.  This zone had not been previously explored due to alluvial cover.

In July 2007, the Company discovered the NW anomaly, which coincides with a large regional north east trending fault coincident with an aeromagnetic break in the northwestern portion of the property. The anomaly is over 5.5 km long and varies from 300 -- 500 meters wide and is defined very consistently by Au values obtained in the low lying, deeply lateritic soils.   In January of 2008 the company released auger results of up to 5900 ppb Au from the NW zone, following up on the previously mentioned soil anomalies

In March of 2008, the company conducted a small reverse circulation reconnaissance drilling program. An intercept of 14 meters of 14.48 g/t Au was intersected on the NW structure.

In April of 2008, Asanko obtained the contiguous Mt. Olives reconnaissance concession, which tripled the size of the Asumura Property. The Company completed surface exploration during April and September of 2008 comprising stream sediment and soil sampling on the Mt. Olives reconnaissance concession along with a continuous program of soil and auger sampling on the Asumura exploration concessions. During the year ended March 31, 2009, the Company terminated its option agreement on the Mt. Olives concession.

The fiscal 2010 exploration program consisted of auger sampling and testing of soil anomalies along the NW, Mangoase, Wagyakrom Spur and Bia anomalies and a regional gravity survey (conducted by Newmont Mining Corporation under a confidentiality agreement) in order to obtain a gravity map for the entire concession. These programs identified drill worthy targets and Asanko designed a drill program and has since proceeded to drill.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. The Company spent $1.45 million on Asumura Gold Property for the year ended March 31, 2011.

With the completion of the field program in March 2011, management focused on reviewing its technical data to determine the next phase for the project.

There are no exploration expenditures incurred on the Asumura Property for the nine month period ended December 31, 2012 or the year ended March 31, 2012.

Exploration activities are currently on care and maintenance.

Rock Formations and Mineralization of Potential Economic Significance

The Asumura Property is located on the Ahafo structure, a major fault bounding structure on the NW edge of the Sefwi-Bibiani Greenstone Belt, a well-defined aeromagnetic feature along which many gold occurrences occur. Volcanic and granitic rocks dominate the belts, while basin sedimentary rocks occur outboard to the belt. Approximately 15 km of this tectonic-depositional boundary is contained within the Asumura Concession.  Parallel faults that divide sedimentary and metaclastic rocks of the basin, such as the NW fault are also gold bearing.  The geophysical and gravity maps show that these may be outbound basinal faults related to the same event which formed the Ahafo fault.

Condition and Description of Equipment, Plants and Infrastructure

There are no existing equipment, plants or infrastructure on the Asumura Property.

Potential Sources of Power and Water

The closest town, Goaso, is about 24 miles away from the Asumura Property. It contains hotels, markets and restaurants, hospitals and medical clinics, a cell phone tower, a network of land phones connected to the Ghana telephone system via radio, and high voltage, high tension power lines connected to the national power grid.

DIVIDENDS

Asanko has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation.  Asanko currently expects to retain any potential future earnings to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Subject to the Business Corporations Act (British Columbia), the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Asanko’s board of directors from time to time based upon, among other factors, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the board of directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Asanko’s authorized capital consists of an unlimited number of Common Shares without par value.  At December 31, 2013, there were 85,054,338 Common Shares issued and outstanding. Subsequent to December 31, 2013, the Company issued 87,149,914 Common shares to acquire the shares of PMI. As at March 28, 2014, there were 172,216,802 shares issued and outstanding. The following is a summary of the material provisions that attach to the Common Shares:

Each Common Share entitles the holder to one vote at all meetings of the Company’s shareholders.  The holders of the Company’s Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares of Asanko.  If the Company is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Asanko’s assets among shareholders for the purpose of winding-up its affairs, the holders of the Company’s Common Shares are entitled to receive Asanko’s remaining property.

There are no constraints imposed on the ownership of the Common Shares by corporate law. There are certain Government review requirements regarding foreign investment in Canadian companies which are not expected to be relevant to Asanko shareholders.

No Asanko securities have received any ratings from any rating organizations.

Stock Options

The Company has a stock option plan pursuant to which the directors of the Company are authorized to grant options to directors, officers, employees and consultants of the Company to purchase up to 10% of the issued and outstanding Common Shares of the Company.

As at December 31, 2013, a total of 6,298,500 share-based options were outstanding under the stock option plan as follows:

Number of Options	Exercise Price	Expiry Date
12,500	C$1.12	January 15, 2014
50,000	C$3.31	June 2, 2014
75,000	C$3.10	July 2, 2014
75,000	C$3.10	July 17, 2014
75,000	C$4.01	October 6, 2014
525,000	C$6.19	May 26, 2015
50,000	C$8.00	March 17, 2016
802,500	C$4.59	February 16, 2017
1,727,500	C$3.74	June 7, 2017
1,150,000	C$3.75	October 16, 2017
835,000	C$3.90	November 7, 2017
365,000	C$2.42	May 28, 2018
556,000	C$2.81	August 14, 2018

As at March 28, 2014, the total number of options outstanding was 9,523,491, which reflects the 2,237,491 Replacement Options issued on the acquisition of PMI and 12,500 share-based options exercised in January 2014.

Warrants

As at December 31, 2013, the Company had 9,443,500 share-purchase warrants exercisable at C$4.00 until November 5, 2014.

As at March 28, 2014, the Company had 9,569,500 share-purchase warrants, which includes the 126,000 Replacement Warrants issued on the acquisition of PMI.

Performance Rights

On February 5, 2014 the Company entered into Performance Rights Adoptions Agreements pursuant to the Plan of Arrangement with PMI entered into on December 17, 2013. In accordance with the performance rights adoptions agreements the Company reserved 117,158 of its common shares for issuance in lieu of PMI shares upon vesting of outstanding performance rights of PMI.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares were traded on the TSX-V in Canada under the symbol “QSV” from June 25, 2001 to March 1, 2005 and thereafter under the symbol “KGN” until December 19, 2008. Starting from December 22, 2008 to February 28, 2013 the Company’s common shares were traded on the TSX under the symbol “KGN” and thereafter under the symbol “AKG”.

Starting from January 2, 2008 to February 28, 2013 the Company’s common shares have been trading on NYSE MKT in the United States under the symbol “KGN” and thereafter under the symbol “AKG”.

The following table sets out the low and high sale prices and the aggregate volume of trading of the Company’s Common Shares on the TSX for the months indicated (Canadian Dollars).

	Low	High	Volume
Date	(C$)	(C$)	(no. of Common Shares)
December 2013	1.67	2.28	5,142,100
November 2013	2.07	2.44	3,308,400
October 2013	2.20	2.55	5,240,400
September 2013	2.34	3.08	2,449,400
August 2013	2.42	3.35	2,937,600
July 2013	2.22	3.06	3,581,500
June 2013	2.00	2.92	5,298,000
May 2013	2.25	2.99	2,852,200
April 2013	2.26	3.30	3,917,100
March 2013	3.15	3.71	4,665,300
February 2013	2.88	3.75	4,513,800
January 2013	3.60	4.13	3,377,800

The following table sets out the low and high sale prices and the aggregate volume of trading of the Company’s Common Shares on the NYE MKT for the months indicated (US Dollars).

Low	High	Volume
Date	($)	($)	(no. of Common Shares)
December 2013	1.58	2.17	2,816,900
November 2013	1.96	2.35	1,863,100
October 2013	2.12	2.55	1,925,700
September 2013	2.27	2.93	1,509,400
August 2013	2.32	3.23	2,485,000
July 2013	2.10	2.96	2,687,900
June 2013	1.90	2.84	2,751,000
May 2013	2.21	2.72	2,676,200
April 2013	2.16	3.27	3,315,200
March 2013	3.05	3.65	2,671,600
February 2013	2.83	3.76	3,400,000
January 2013	3.60	4.18	2,308,200

Prior Sales

Asanko has no class of securities that is outstanding but not listed or quoted on a marketplace.

ESCROWED SECURITIES

To the Company’s knowledge, as of the date hereof, there are no securities of the Company held in escrow.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of Asanko’s directors and executive officers, as well as the period during which each has been a director of the Company.

The term of office of each director of Asanko expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence (1)(10)	Principal Occupation During the Past Five Years (1)(10))	Director Since(2)	No. of Securities Beneficially Owned or Controlled, Directly or Indirectly (3)(10)
SHAWN WALLACE(6) Chairman and Director British Columbia, Canada

Chairman and Director of the Company; Executive Chairman and Chief Executive Officer of the Company; Chief Executive Officer, President and Director of Auryn Resources Inc.; Chairman and Director of Cayden Resources Inc. (“Cayden”); Director of Stratton Resources Inc. (“Stratton”); and past Director of Full Metal Minerals Inc.

		March 3, 2010	17,200 Shares 665,000 Options
MARCEL DE GROOT(4)(5)(7) Director British Columbia, Canada

Lead Director of the Company; Past Director of Luna Gold Corp.; Director of Sandstorm Metals & Energy Ltd.; Director of Lowell Copper Ltd. and Past Director of Underworld Resources Inc., Luna Gold Corp., Esperanza Resources and Premier Royalty.

		October 1, 2009	190,000 Options
KEITH MINTY (5) Director Ontario Canada	Director of the Company; and Director of Hunter Bay Minerals Plc	October 1, 2009	190,000 Options
GORDON J. FRETWELL(4)(5)(7) Director British Columbia, Canada	Director of the Company; Director of Northern Dynasty Minerals Ltd.; Director of Benton Resources Corp; Director of Curis Resources Ltd.; and Director of Coro Mining Corp.	February 24, 2004	208,600 Shares 115,000 Options
ROBERT SALI Director Singapore	Director of the Company; and past Senior Investment Advisor at Dundee Securities	April 12, 2012	830,000 Shares 155,000 Options
COLIN STEYN(4)(7) Director London, UK

Director of the Company; past Chief Executive Officer of LionOre Mining International, Ltd; past Director of Mantra Resources Ltd; Non-Executive Chairman of Coalspur Mines Ltd; past Director of Mirabela Nickel Limited

		October 15, 2012	8,191,174 Shares(8) 8,191,174 Warrants(8) 56,000 Options
PETER BREESE(6) Chief Executive Officer, President and Director Gauteng, South Africa

Chief Executive Officer, President and Director of the Company; past Director of Rockridge Capital Corp.; past Chief Executive Officer  and Director of Mantra Resources Limited; Director of Coalspur Mines Limited;

		October 15, 2012	145,349 Shares 600,000 Options 145,349 Warrants

Name, Position and Province/State and Country of Residence (1)(10)	Principal Occupation During the Past Five Years (1)(10))	Director Since(2)	No. of Securities Beneficially Owned or Controlled, Directly or Indirectly (3)(10)
GREG MCCUNN(6) Chief Financial Officer and Corporate Secretary British Columbia, Canada

Chief Financial Officer of the Company; Chief Executive Officer and Director of Stratton; Director of Georgetown; past Chief Financial Officer of Farallon Mining Ltd.; and past Vice President, Project Development at Zincore Metals

		April 4, 2011	470,000 Options
		TOTAL	9,392,323 Shares(10) 2,441,000 Options 8,336,523 Warrants

Notes:

(1)

The information as to province of residence and principal occupation, is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.

(2)

Each of the Company’s directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed.  The Company’s officers serve at the determination of the Company’s board of directors.

(3)

The number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this AIF is based upon information provided to the Company by individual directors and officers.  Unless otherwise indicated, such Common Shares are held directly.

 (4)

Member of the Audit Committee.

(5)

Member of the Compensation Committee.

(6)

Member of the Disclosure Committee.

(7)

Member of the Nominating and Governance Committee.

(8)

Common shares and warrants owned by Highland Park SA and are controlled indirectly by Mr. Steyn.

(9)

As a group, the Company’s officers and directors own or control 11.0% of the issued and outstanding Common Shares of the Company.

(10)

A number of the above board positions changed in February 2014 consequent upon completion of the merger with PMI discussed elsewhere in the AIF. Updated information is available on the Company’s website.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Steyn was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014.  On February 25, 2014, within a year of Mr. Steyn ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of  Messurs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators.  Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented  through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by  Mirabela Brazil before the competent Brazilian court.  Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

In addition, none of the individuals named above has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Conflicts of Interest

Directors and officers of Asanko, including those directors and officers who will be appointed contemporaneously with completion of the Arrangement, are also directors, officers and/or promoters of other reporting and non-reporting issuers, which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve.  This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk.  Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There were no significant legal claims against the Company as at December 31, 2013.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of Asanko’s management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction since the Company’s incorporation or during the current financial year.

TRANSFER AGENT AND REGISTRAR

Asanko’s registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business and those already disclosed – 1. The 2013 Arrangement Agreement to acquire PMI, and 2.  The Esaase Gold Project acquisition and lawsuit settlement agreement, the Company has not entered into any material contracts within the past three years.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

•

Esaase Gold Project – “National Instrument 43-101Independent Technical Report for Asanko Gold Inc.’s Pre-Feasibility Study on the Esaase Gold Project in Ghana”, dated May 14, 2013 and filed on SEDAR on June 27, 2013, prepared by D. Heher, B.Sc. (Mechanical Engineering), PR.Eng., CJ Muller, B.Sc. (Hons) (Geol.), Pr. Sci. Nat, AN Clay, M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M., Pr. Sci. Nat., MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D, AAPG, G. Bezuidenhout, NDT Ex. Met, FSIAMM, T.Obriri-Yeboah B.Sc./Post Graduate Diploma Mining Engineering, Pr Sci Nat; F. Coetzee B.Sc.Hons (Environmental Management), Pr Sci Nat (400440/04), G.Wiid M.Sc Eng. (Civil), Pr Eng, MSAIMM, co-authored the 2013 PFS.

•

Obotan Gold Project – “Obotan Gold Project, Amansie District, Ghana – National Instrument 43-101 Technical Report”, dated September 17, 2012, prepared by GR Engineering Services Limited, and co-authored by J. Price, FAusIMM(CP), FGS, MIE(Aust.), R Cheyne, BEng. (Mining), FAusIMM, CEng (IEI), and G. Neeling, BAppSc. (Multidisciplinary) FAusIMM, co-authored the 2012 OFS.

•

KPMG LLP of Vancouver, British Columbia were Asanko’s external auditor for the year ended December 31, 2013 and the nine months ended December 31, 2012;

To Asanko’s knowledge, none of these entities (or designated professionals of the entities) or individuals holds, directly or indirectly, more than 1% of the Company’s issued and outstanding Common Shares. Based on information provided by the experts, other than as disclosed below, none of the experts named above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of Asanko or of one of Asanko’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of Asanko or of any associate or affiliate of Asanko.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“ICFR”) is a process designed by, or under the supervision of the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making the assessment, it used the criteria set forth in the Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on their assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2013, has been audited by KPMG LLP, Independent Registered Chartered Accountants who also audited the Company’s consolidated financial statements for the year ended December 31, 2013. KPMG LLP, as stated in their report that immediately precedes the Company’s audited consolidated financial statements for the year ended December 31, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this AIF.

Limitations of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

Audit Committee

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities, and is attached to this AIF as Schedule “A”.

Composition of Audit Committee

The Company's Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE MKT Company Guide.  The Company's Audit Committee is comprised of the following three directors that the Board of Directors have determined are independent as determined under each of National Instrument 52-110 Audit Committees, Rule 10A-3 of the Exchange Act and Section 803(A) of the NYSE MKT Company Guide: Marcel de Groot (Chairman), Gordon Fretwell and Colin Steyn.  Each of Messrs. de Groot, Fretwell and Steyn is financially literate within the meaning of National Instrument 52-110 Audit Committees, and is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement as required under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

Relevant Education and Experience

Set out below is a brief description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Marcel de Groot is a Chartered Accountant and a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation.  Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies.  Companies Pathway Capital has worked with include Peru Copper, Nautilus Minerals Inc. and CIC Resources. He is currently a director of Sandstorm Metals & Energy Ltd. and Lowell Copper Ltd.  Mr. de Groot is also a co-founder and former Chairman of Luna Gold Corp. and former Director of Underworld Resources Inc. (acquired by Kinross) and Esperanza Resources Corp. (acquired by Alamos Gold).

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree.  Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Colin Steyn has over 30 years experience in the resources sector with particular expertise in developing mines in Southern Africa. During his career, Colin was one of the original founders of TSX-listed LionOre Mining and subsequently President and CEO, building the Company into a major international mining house prior to its acquisition by Norilsk Nickel International in 2007 for US$6.7 billion. He was also Executive Director in charge of metallurgical operations in Zimbabwe for Rio Tinto. More recently, he was a Non-Executive Director of Mantra Resources, until its US$1 billion acquisition by ARMZ Uranium Holding Co. ("ARMZ"), the 51.4% shareholder in Uranium One in 2011. Mr Steyn is also Chairman of TSX-Listed Coalspur Mines.

Such education and experience provides each member with:

●

an understanding of the accounting principles used by the Company to prepare its financial statements;

●

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

●

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

●

an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and non-audit-related services.

Audit Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2013	Fees Paid to Auditor for The Transition Year
Audit Fees(1)	$374,735	$283,400
Tax Fees(2)	Nil	Nil
All Other Fees(3)	Nil	Nil
Total	$374,735	$283,400

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(3)

“All Other Fees” include all other non-audit services.

ADDITIONAL INFORMATION

Additional financial information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of Asanko’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Information Circular.

Additional financial information is provided in Asanko’s financial statements and related MD&A for the year ended December 31, 2013.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

The Company’s audit committee charter can be viewed on the Company’s website at  http://www.asanko.com/s/CorporateGovernance.asp.